82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

02031214

REGISTRANT'S NAME Sam's Seafood Holdings Ltd.

*CURRENT ADDRESS 15 Hercules Street
Hamilton QLD 4007
Australia

**FORMER NAME

**NEW ADDRESS

PROCESSED
APR 17 2002
THOMSON
FINANCIAL

FILE NO. 82- FISCAL YEAR 6/30/01

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	*AR/S (ANNUAL REPORT)*	☐
12G32BR (REINSTATEMENT)	☐	*SUPPL (OTHER)*	☑
DEF 14A (PROXY)	☐		

OICF/BY: [signature]

DATE : 4-15-01

SAM'S SEAFOOD HOLDINGS LIMTED

Tab A	Date	Item Description
1.		Constitution of Sam's Seafood Holdings Limited
2.	10/30/2001	Prospectus
3.	12/18/2001	Company Letter to ASX re: Applications for Ordinary Shares
4.	12/18/2001	Company Letter to ASX re: Securities Subject to Voluntary Restriction
5.	12/18/2001	Company Letter to ASX re: Issuance of Shares Pursuant to Sale of Business Agreement
6.	12/18/2001	Company Letter to ASX re: Securities Subject to Voluntary Restriction
7.	12/18/2001	Company Letter to ASX re: Oversubscriptions
8.	12/21/2001	Press Release "Sam's floats at a premium"
9.	12/21/2001	Company Announcement re: Shareholder Reward Plan
10.	12/31/2001	Appendix 4B – Half Yearly/Preliminary Final Report
11.	01/03/2002	Appendix 3Y – Change of Director's Interest Notice (Mr. Grahame Denovan)
12.	01/03/2002	Appendix 3X – Initial Director's Interest Notice (Mr. Richard Abel)
13.	01/03/2002	Appendix 3X – Initial Director's Interest Notice (Mr. Nicholas Spiro Noutsatos)
14.	01/03/2002	Appendix 3X – Initial Director's Interest Notice (Mr. Nicholas Spiro Noutsatos)
15.	01/03/2002	Appendix 3X – Initial Director's Interest Notice (Mr. Grahame Denovan)
16.	01/03/2002	Appendix 3X – Initial Director's Interest Notice (Mr. William George Matthews)
17.	01/03/2002	Appendix 3X – Initial Director's Interest Notice (Mr. Adrian Charles Vos)
18.	01/04/2002	Company Announcement re: Establishment of Seafood Export Alliance
19.	01/07/2002	Company Announcement re: Record Sales for Christmas Trading Period
20.	01/07/2002	Press Release "Christmas retail sales surge 30 percent"
21.	01/19/2002	Company Announcement re: Change in Substantial Holding
22.	01/23/2002	Company Announcement re: Business Acquisition
23.	02/01/2002	Press Release "Sam's nets export deal to United States"
24.	02/01/2002	Company Announcement re: Executive Appointment and Export Market Expansion
25.	02/11/2002	Company Announcement re: Settlement of Acquisition and Appendix 3B
26.	02/11/2002	Appendix 3B – New issue announcement, application for quotation of additional securities and agreement
27.	02/11/2002	Company Letter to ASX re: Price Query
28.	03/01/2002	Press Release "Sam's Seafood on track for 20% increase in full year NPAT"
29.	03/22/2002	Company Announcement re: ADR Program For Sam's Seafood Shares
30.	03/22/2002	Press Release "Sam's Seafood goes fishing for U.S. investors"
31.	03/22/2002	Company Announcement re: ADR Program

"Corporations Act 2001"

A Company Limited by Shares

CONSTITUTION

OF

SAM'S SEAFOOD HOLDINGS LIMITED

HOPGOOD GANIM
Lawyers
3rd Level
141 Queen Street
BRISBANE QLD 4000

Telephone: 3234 7777
Facsimile: 3221 9290

F:\0114152\051001-DOC0073.doc

"Corporations Act 2001"

A Company Limited by Shares

CONSTITUTION

OF

SAM'S SEAFOOD HOLDINGS LIMITED

INDEX TO CONSTITUTION

CONSTITUTION

OF

SAM'S SEAFOOD HOLDINGS LIMITED

1. REPLACEABLE RULES

The provisions of the Corporations Act 2001 relating to a company's internal management which are described as replaceable rules do not apply to the Company except insofar as they are repeated in this Constitution.

2. INTERPRETATION

2.1 In this Constitution, unless a contrary intention appears:

"Article" means a provision of this Constitution as amended or added to from time to time;

"business days" has the meaning ascribed in the Listing Rules.

"capital" or **"share capital"** means the capital for the time being issued or authorised to be raised for the purposes of the Company.

"CHESS" has the meaning ascribed in the SCH Business Rules.

"CHESS holding" has the meaning ascribed in the SCH Business Rules.

"Commission" means the Australian Securities Commission.

The **"Company"** means Sam's Seafood Holdings Limited.

"Constitution" means this Constitution as amended or added to from time to time;

"debenture" means debenture stock, bonds, notes and other securities and obligations of a corporation whether constituting a charge on its assets or not.

"Debt Securities" includes unsecured notes, unsecured deposit notes, mortgage debentures, mortgage debenture stock, debentures, debenture stock and convertible unsecured notes as those terms are defined from time to time in the Listing Rules.

"Directors" or **"the Board"** means the whole or any number of the Directors of the Company for the time being assembled at a meeting of Directors, being not less than a quorum, or such one or more of them as shall have authority to act for the Company.

"Director" means any person acting as a Director, howsoever called.

"dividend" includes distribution of profit by way of a bonus issue of shares.

"Equity Securities" means shares (including preference shares), stock, stock units, units, and rights to or options to subscribe for any of the foregoing.

"Exchange" means Australian Stock Exchange Limited ACN 008 624 691.

"Executive Director" includes any person retained by the Company in an executive capacity and [illegible] ompany who is also a Director.

"Home Branch" means a branch of the Exchange designated as such by the Exchange for administrative purposes.

"Issuer Sponsored" has the meaning ascribed in the SCH Business Rules.

"joint holders" means two or more persons holding any share in the capital of the Company, whatever their interest may be in that share.

"Law" means the Corporations Act 2001 and/or any statutory modification amendment or re-enactment thereof for the time being in force or any later Act relating to Companies and for the time being in force in lieu thereof in the place of incorporation of the Company and a reference to a particular provision of the Law is a reference to that provision as so modified, amended or re-enacted or contained in any such later Act.

"Listing Rules" or **"LR"** means the Listing Rules of the Exchange and any other rules of the Exchange which are applicable while the Company be admitted to the Official List of the Exchange, each as amended or replaced from time to time, except to the extent of any expressed written waiver by the Exchange.

"Managing Director" means any person appointed as such pursuant to Article 44 and includes any Acting Managing Director.

"Marketable Parcel" means marketable parcel as defined in the Listing Rules.

"Meeting" means a meeting of members comprising either an annual general meeting or extraordinary general meeting duly convened.

"member" means a person who is registered for the time being as a shareholder or stockholder in the Register of the Company, including his personal representatives and assigns.

"month" means calendar month.

"Office" means the registered office for the time being of the Company.

"paid or paid up" means amounts paid and does not include amounts credited as paid or paid up.

"person", and words importing **"persons"** means partnerships, associations, corporations and companies.

"Prime Rate" means in relation to any interest made payable on any sum under this Constitution, the Australian Savings Bonds Rate as specified from time to time by the Reserve Bank of Australia.

"Proper SCH transfer" has the meaning ascribed in Section 9 of the Law.

"Register" means the Register of members kept pursuant to the Law and, where appropriate, shall include branch registers.

"related corporation" has the meaning ascribed in Section 50 of the Law.

"representative" means a person authorised pursuant to Section 250D of the Law to act as a representative of a body corporate.

"Restricted Securities" has the meaning ascribed in the Listing Rules.

"SCH Business Rules" means the business rules of the SCH.

"SCH Register" means the facilities established by the SCH to record holdings of securities of the Company in accordance with the SCH Business Rules.

"SCH - regulated transfer" has the meaning ascribed in Section 9 of the Law.

"Secretary" means any person appointed to perform the duties of Secretary of the Company and includes the Acting Secretary where appropriate.

"securities" has the meaning ascribed in Section 9 of the Law.

"Securities Clearing House" or **"SCH"** means any securities clearing house approved by the Commission in Australia.

"shares" means shares in the capital of the Company, and shall include stock except where a distinction between shares and stock is expressed or implied.

"stock" means stock in the capital of the Company and shall include units of stock.

"State" means the State of Queensland.

"In Writing or Written" means printing, typewriting and all other means of representing or reproducing words in visible form.

2.2 Terms used in this Constitution and not defined in Article 2.1 shall have the meaning ascribed to them in the Law or the Listing Rules, as the case may be.

2.3 Words importing the singular include the plural and vice versa.

2.4 Words importing the masculine include the feminine and the neuter and vice versa.

2.5 The index, headings and references to provisions of the Listing Rules and the SCH Business Rules hereto shall not affect the construction of this Constitution.

2.6 The Listing Rules and the SCH Business Rules will only apply in the interpretation of this Constitution at times when the Company's shares are listed for quotation on the ASX.

3. REGISTERED OFFICE

The Office of the Company shall be at such place as the Directors shall from time to time appoint.

4. SHARE CAPITAL

The Company shall have no nominal capital.

5. ISSUE OF SHARES

5.1 Subject to the provisions of this Constitution shares issued or to be issued in the capital of the Company shall be under the control of the Directors who may issue allot or otherwise dispose of the same to such person or persons on such terms and conditions and with such rights and privileges attached thereto and at such times as the Directors may think fit.

5.2 Any allotment of securities in the Company and dispatch of certificates (or list of allotments to the member's uncertificated account, as the case may be) shall take place in the manner prescribed in the Listing Rules.

5.3 Subject to the Listing Rules, the Company shall not issue ordinary shares which would have the effect of the Company having more than one class of ordinary shares on issue.

6. **CALLS**

The Directors may give to any person the call of any shares during such time and for such consideration as the Directors may think fit.

7. **PREFERENCE SHARES**

7.1 Subject to the Law and without prejudice to any special rights previously conferred on the holders of any existing shares or classes of shares the Directors may issue any share or shares:

(a) with a preferential deferred or qualified right to dividends, or in the distribution of assets of the Company, or both;

(b) with a special or qualified right of voting or without a right of voting; or

(c) with any other special privileges or advantages over or equally with any shares previously issued or then about to be issued,

subject to any conditions or provisions and on such terms as the Directors shall determine. Any preference share may be issued on the terms that it is or at the option of the Company is liable to be redeemed.

7.2 If at any time the capital of the Company includes preference shares, the holders of such preference shares shall have the same rights as the holders of ordinary shares as regards the right to receive notices, reports and balance sheets and profit and loss accounts and the right to attend at Meetings of the Company.

[See LR 6.7].

7.3 Preference shareholders shall have no voting rights at any meeting of the Company save and except in the following circumstances:

(a) during a period which a dividend (or part of a dividend) in respect of the preference share is in arrears;

(b) on a proposal to reduce the capital of the Company;

(c) on a resolution to approve the terms of a buy-back agreement;

(d) on a proposal that affects rights attaching to preference shares;

(e) on a proposal to wind up the Company;

(f) on a proposal sanctioning a sale of the undertaking of the Company; or

(g) during the winding up of the Company.

[See LR 6.3]

7.4 Preference shareholders shall be entitled to a dividend determined in accordance with the Listing Rules.

[See LR 6.5].

7.5 Preference shareholders shall also be entitled to a return of capital in preference to the holders of ordinary shares in the Company when the Company is wound up.

8. CONVERTIBLE SECURITIES

Without prejudice to any of the powers of the Directors conferred by this Article, the Directors may create and issue any Equity Securities or Debt Securities (hereinafter in this paragraph called "convertible securities") on terms that they are or may become convertible into ordinary shares of the Company and on such other terms as the Directors may decide, and at any time thereafter the Directors may issue shares to the holders of convertible securities pursuant to the terms of issue thereof.

9. PARTICIPATION OF DIRECTORS IN SHARE ISSUE

A Director of the Company or any person who would be regarded for the purposes of Division 2 of Part 1.2 of the Law as being an associate of any Director or any other person may only participate (directly or indirectly) in an issue by the Company of shares or options or other securities with rights of conversion to equity subject to the Listing Rules.

[See Chapter 10 of LR's generally].

10. ACCEPTANCE OF CONSTITUTION BY SHAREHOLDER

A person who becomes a shareholder agrees to observe and perform the provisions of the Constitution of the Company and any regulations or by-laws which may be made thereunder.

11. VARIATION OF RIGHTS

11.1 If at any time the share capital is divided into different classes of shares, preference capital (other than redeemable preference capital) shall not be repaid, and the rights attached to any class (unless otherwise provided by the terms of issue of the shares of that class) shall not, whether or not the Company is being wound up, be varied without:

(a) the consent in writing of the holders of 75% of the issued shares of that class; or

(b) the sanction of a special resolution passed at a separate General Meeting of the holders of the shares of that class.

11.2 At any such Meeting the quorum shall be persons holding or representing by proxy 25% of the nominal amount of the varied issued shares of the class, but otherwise the provisions of this Constitution dealing with Meetings shall apply.

11.3 Any holders of shares of that class present in person or by proxy at such Meeting may demand a poll.

11.4 The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking equally therewith PROVIDED THAT any issue of securities ranking in priority to, or any conversion of existing securities to securities ranking equally or in priority to an existing class of preference shares shall be deemed a variation of the rights attached to that existing class of preference shares.

11.5 The rights conferred upon the holders of the shares of any class shall be deemed to be varied by any special resolution to alter Article 11.

12. SHARES HELD UPON TRUST

Except as required by law or under the SCH Business Rules, no person shall be recognised by the Company as holding any share non-beneficially, and the Company shall not be bound by or be compelled in any way to recognise (even when having notice thereof) any equitable, contingent

law otherwise provided or under an order of a court of competent jurisdiction) any other rights in respect of any share except an absolute right to the entirety thereof in the registered holder.

13. **SHAREHOLDING STATEMENTS AND CERTIFICATES**

13.1 Subject to Articles 13.2 and 13.5, every person whose name is entered as a member in the Register shall be entitled to be issued either a holding statement or share certificate (as the case may be) issued in accordance with the Law, the Listing Rules and the SCH Business Rules, but in respect of a share or shares held jointly by several persons the Company shall not be bound to issue more than one holding statement or certificate, and delivery of a holding statement or certificate for a share to one of several joint holders shall be sufficient delivery to all such holders.

13.2 If a share certificate shall become worn out or be defaced lost or destroyed then subject to Section 1089 of the Law and on such indemnity being given as the Directors may require and such other steps being taken (including advertising) as the Directors think necessary, it may be renewed on payment of such fee (not exceeding the fee prescribed for that purpose by the Law) as the Directors may determine.

13.3 The Company shall register all proper SCH transfers, paper-based registrable transfer forms, split certificates, renunciations and transfer forms, issue certificates and transmission receipts, effect conversions between subregisters and mark or note transfer forms without charge, except where the issue of certificates is to replace those lost or destroyed.

[See LR8.14].

13.4 The Company shall issue within five (5) business days a certificate in replacement of a certificate already issued only if:

(a) the certificate to be replaced is received by the Company for cancellation and is cancelled; or

(b) satisfactory evidence has been received by the Company that the certificate previously issued has been lost or destroyed and has not been pledged, sold or otherwise disposed of. A certificate issued to replace a certificate which has been lost or destroyed shall be clearly endorsed "issued in lieu of lost or destroyed certificate".

[See LR8.8].

13.5 Notwithstanding the provisions of this Article 13, the Company shall not be required to issue a certificate for shares held by a member and may cancel a certificate without issuing a certificate in lieu thereof where the non-issue of a certificate:

(a) is permitted by the Law;

(b) is permitted by the Listing Rules; or

(c) is permitted by the SCH Business Rules.

13.6 The provisions of the Listing Rules and the SCH Business Rules shall regulate the manner in which the Company deals with the delivery up and cancellation of certificates for the purposes of converting the securities to an SCH register.

14. **LIEN ON SHARE**

14.1 Subject to the provisions of the SCH Business Rules:

(a) the Company shall have a first and paramount lien and charge for unpaid calls and

the specific shares registered in the name of each member in respect of which such calls or instalments is or are due and unpaid respectively and upon the proceeds of sale of such shares;

[See LR6.13].

(b) without in any way limiting the provisions of Article (a) hereof, a lien which the Company has in respect of any share in the Company shall extend to any dividends from time to time declared in respect of such shares;

[See LR6.13].

(c) the Directors may at any time declare any share to be wholly or in part exempt from the provisions of this Article; and

(d) unless a contrary intention is expressly shown, the registration of a transfer shall operate as a waiver of the Company's lien (if any) on a share, PROVIDED THAT notwithstanding any such waiver, the transferor shall remain liable to pay to the Company all money which, at the date of registration of the transfer, was payable by him to the Company in respect of the share, but such liability shall cease if and when the Company receives payment of all money outstanding in respect of the share.

14.2 The Company shall be entitled to take all reasonable steps considered necessary under the SCH Business Rules to protect its rights to any lien or charge created hereunder.

15. SALE OF SHARES SUBJECT TO LIEN

15.1 The Company may sell in such manner as the Directors think fit, any shares on which the Company has a lien, but no sale shall be made unless:

(a) a sum in respect of which the lien exists is presently payable; and

(b) a notice in writing stating and demanding payment of such sum as is presently payable has been given to the registered holder for the time being of the share or the person entitled thereto by reason of his death or bankruptcy; and

(c) a period of fourteen (14) days has elapsed since the giving of the notice.

15.2 To give effect to any such sale the Directors may authorise some person to effect a transfer of the shares sold to the purchaser thereof. The purchaser shall be registered as the holder of the shares comprised in any such transfer, and he shall not be bound to see to the application of the purchase money, nor shall his title to the shares be affected by any irregularity or invalidity in the proceedings in reference to the sale. The purchaser shall be deemed to hold the share free from all calls, instalments, interest and expenses due prior to such purchase.

15.3 Unless the Directors do no require production to effect the transfer the holder of the certificate of any share sold under this Article shall be bound to deliver the certificate to the Directors and if he fails to do so the Company may, without prejudice to any of the Company's rights against such holder, cancel the said share certificate.

15.4 The proceeds of the shares sold shall be received by the Company and applied after payment of all expenses in or towards payment and the residue, if any, shall (subject to a like lien for sums not presently payable as existed upon the shares before the sale) be paid to the person entitled to the shares at the date of the sale.

16. **CALLS ON SHARES**

16.1 The Directors may from time to time make calls upon the members in respect of any money which remains unpaid on their shares and which is not by any prospectus or the conditions of allotment thereof made payable at fixed times.

16.2 A member shall pay the amount of any call made on him to the persons and at the times and places nominated by the Directors and a call may be required to be paid in instalments.

16.3 Subject to the Listing Rules or the SCH Business Rules (as the case may be) each member upon whom a call is to be made shall be given a notice that number of business days as specified in the Listing Rules from time to time before the due date for payment, and such notice shall state:

(a) the name of the shareholder;

(b) the number of shares held by him;

(c) the amount of the call;

(d) the due date for payment;

(e) the consequences of non-payment of the call;

(f) the last day for trading of the shares on which the call is to be made (which shall be the business day prior to the due date for payment);

(g) the last day for acceptance at the office of the Register of lodgments of transfers of the shares on which the call is to be made (which shall be no earlier than that number of business days prior to the due date for payment as specified in the Listing Rules);

(h) any taxation deductions applicable, and how they may be applied for;

(i) the latest available market sale price on the Exchange of the shares on which the call is being made before the date of issue of the call notice;

(j) the highest and lowest sale price on the Exchange of the shares on which the call is being made during three (3) months immediately preceding the date of issue of the call notice and the respective dates of those sales;

(k) the latest available market sale price on the Exchange of the shares on which the call is being made immediately before the announcement to the Exchange that it is intended to make a call; and

(l) where the Company has quoted shares that are (or would be if fully paid) in the same class as the shares on which the call is being made, the information required by Articles (i), (j) and (k) if the shares the subject of the Call were fully paid.

[See App6A, para 5.1 of LR's].

16.4 The Company shall immediately notify the Exchange of any call to be made to the share capital of the Company.

[See LR3.10.2].

16.5 Notwithstanding anything contained in Article 16.3 hereof, the Directors may by notice in writing to the members revoke the call at any time before payment of such call.

16.6 A call shall be deemed to have been made at the time when a resolution of the Directors authorising the call was passed.

16.7 The joint holders of a share shall be jointly and severally liable to pay all instalments and calls in respect of such share, and such several liability shall be enforceable against the estate of any deceased joint holder.

16.8 If a sum called in respect of a share is not paid before or on the day appointed for payment thereof, the person from whom the sum is due shall pay interest on the sum from the day appointed for payment thereof to the time of actual payment at the rate of ONE PER CENT (1%) per annum in excess of the "Prime Rate" but the Directors shall be at liberty to waive payment of that interest wholly or in part, or may accept payment of same by instalments.

16.9 On the trial or hearing of any action or suit by the Company against any member for the recovery of any money payable on any allotment of shares or due under any call or instalment or in respect of any share it shall be sufficient to prove that the name of the member sued is entered in the Register as the holder or one of the holders of the shares in respect of which the debt accrued, that the resolution making the allotment or call is duly recorded in the minute book and that the notice of such allotment or call was duly given to such member, and the proof of these matters shall be conclusive evidence of the debt and it shall not be necessary to prove the appointment of the Directors who made the allotment or call or that a quorum was present at the meeting of Directors at which the allotment or call was made, or any other matter whatsoever.

16.10 Any sum which by the terms of issue of a share becomes payable on allotment or at any fixed date shall for the purposes of this Constitution be deemed to be a call duly made and payable on the date on which by the terms of issue the same becomes payable, and in case of non-payment all the relevant provisions of this Constitution as to payment of interest and expenses, forfeiture, lien or otherwise shall apply as if the sum had become payable by virtue of a call duly made and notified.

16.11 The Directors may, on the issue of shares, differentiate between the holders as to the amount of calls to be paid and the times of payment.

16.12 The Directors may if they think fit receive from any member willing to advance the same all or any part of the money uncalled and unpaid upon any shares held by him. The Directors may pay interest upon all or any part of the monies so advanced until the same would but for the advance become payable. Interest shall be paid at such rate as the Directors and the member making the advance shall agree. No money so received shall be received subject to repayment or shall be claimable by any member but the Directors may repay the whole or any part of such money upon giving the member at least one (1) month's notice. Amounts paid on shares and advanced calls shall not confer the right to participate in profits.

17. FORFEITURE OF SHARES

17.1 If a member fails to pay any call or instalment of a call on the day appointed for payment thereof, the Directors may, at any time thereafter during such time as any part of the call or instalment remains unpaid, serve a notice on him (herein called "Call Notice") requiring payment of so much of the call or instalment as is unpaid, together with any interest which may have accrued and all expenses that may have been incurred by the Company by reason of such non-payment.

17.2 The Call Notice shall:

(a) name a further day (not earlier than the expiration of fourteen (14) days or ten (10) business days, whichever period shall be the greater, from the date of the Call Notice)

(b) state that, in the event of non-payment at or before the time appointed, the shares in respect of which the call is made or the instalment is payable will be liable to be forfeited.

17.3 If the requirements of any such Call Notice as aforesaid are not complied with, any share in respect of which the Call Notice has been given may at any time thereafter, before the payment required by the notice has been made, be forfeited by a resolution of the Directors to that effect. Such forfeiture shall include all dividends declared in respect of the forfeited shares and not actually paid before the forfeiture.

17.4 When any share is so forfeited, notice of the forfeiture shall be given to the member in whose name it stood immediately prior to the forfeiture and an entry of forfeiture with the date thereof shall forthwith be entered in the Register.

17.5 Any shares forfeited in accordance with the terms of this Article shall be re-issued, sold or otherwise disposed of in accordance with the provisions of the Law and in accordance with the provisions of the Listing Rules.

17.6 A person whose shares have been forfeited shall cease to be a member in respect of the forfeited shares, but shall, notwithstanding, remain liable to pay and shall forthwith pay to the Company all money which, at the date of forfeiture, was payable by him to the Company in respect of the shares (together with interest at the rate of ONE PER CENT (1%) per annum in excess of the Prime Rate from the date of forfeiture on the money for the time being unpaid if the Directors think fit to enforce payment of such interest), but his liability shall cease if and when the Company receives payment in full of all such money in respect of the shares.

17.7 In the event of any share being forfeited and sold the residue of the proceeds of such sale after the satisfaction of the moneys due and unpaid in respect of such share and accrued interest and expenses incurred by the Company in relation to the forfeiture shall be held in trust until paid to the member in whose name such share stood immediately prior to the forfeiture or to his executors administrators or assigns, or as he directs. The Company shall make such payment within five (5) business days of the receipt of the relevant share certificate.

17.8 The Directors may at any time before any forfeited share is sold or otherwise disposed of with the consent of the member in whose name the share stood immediately prior to the forfeiture annul the forfeiture upon such terms and conditions as they shall think fit.

17.9 A statutory declaration in writing that the declarant is a Director or the Secretary of the Company, that the call or instalment paid in respect of any share was made or was due, that the Call Notice was duly served, that default in payment of the call or instalment was made and that a share in the Company has been duly forfeited by a resolution of the Directors to that effect on a date stated in the declaration shall be conclusive evidence of the facts therein stated as against all persons claiming to be entitled to the share, and of the title of the Company to dispose of same.

17.10 The Directors may accept a surrender of any share by way of compromise of any question as to the holder being properly registered in respect thereof. Any shares so surrendered may be disposed of in the same manner as forfeited shares.

17.11 The Company may receive the consideration, if any, given for a forfeited share or a surrendered share on any sale or disposition thereof and the Directors may authorise some person to transfer the share to the person to whom the share is sold or disposed of and he shall thereupon be registered as the holder of the share, and shall not be bound to see to the application of the purchase money, if any, nor shall his title to the share be affected by any irregularity or invalidity in the proceedings in reference to the forfeiture, sale, surrender

or disposal of the share. The remedy of any person aggrieved by any such sale or disposal shall lie in damages only against the Company.

17.12 To the extent that it may be necessary, the Directors are hereby authorised to do all acts and to take all reasonable steps to effect the sale of any shares the subject of this Article 17 in any manner required or permitted by the Listing Rules or the SCH Business Rules.

18. TRANSFER OF SHARES

18.1 (a) The Company may participate in any computerised or electronic system for market settlement, securities transfer and registration conducted in accordance with the Law, the Listing Rules and the SCH Business Rules.

(b) If the Company participates in a system of the kind referred to in Article (a), then notwithstanding any other provision of this Constitution, the Company shall comply with and give effect to the SCH Business Rules.

18.2 Subject to the provisions of this Article and the Law, securities in the Company may be transferred as follows:

(a) in the case of an SCH-regulated transfer, in any manner required or permitted by the Listing Rules or the SCH Business Rules; and

(b) in other cases, in the following form, or in common form (or in any form approved or adopted by the Exchange, or in any form approved by the Directors) or as near thereto as circumstances will permit:

SAM'S SEAFOOD HOLDINGS LIMITED

I, of
in consideration of the sum of
paid to me by of
hereby transfer to the said the shares numbered
to inclusive standing in my name in the Register of members to hold the same unto the said absolutely subject to the conditions upon which I held the same immediately before the execution hereof. And I the said hereby agree to take the said shares subject to such conditions.

Signed the day of 19

(Signatures of transferor and transferee)

18.3 In the case of all non-SCH-regulated transfers, the following provisions shall apply:

(a) when a share to be transferred is not distinguished by a separate number, the instrument of transfer shall specify the total number of shares to be transferred and when a share to be transferred is distinguished by a separate number, the instrument of transfer shall, in addition to specifying the total number of shares to be transferred, specify the distinguishing number or numbers of the shares being transferred;

(b) the transferor shall be deemed to remain the holder of such share until the name of the transferee is entered in the Register in respect thereof;

(c) no fee shall be charged by the Company for the registration of a transfer of a share;

(d) every instrument of transfer shall be left at the Office for registration accompanied by the following:

(ii) such other evidence to be transferred and such other evidence as the Directors may reasonably require to prove the title of the transferor or his right to transfer the share, the due execution of the transfer and the due compliance with the requirements of any law;

(e) notwithstanding Article (d), if, in accordance with the Law:

(i) a certificate covering shares to be transferred has not been issued by the Company; and

(ii) the instrument of transfer covering such share is not required to be accompanied by a certificate,

the instrument of transfer left at the Office for registration need not be accompanied by such a certificate;

(f) every instrument of transfer shall be presented to the Company duly stamped, or certified in accordance with the provisions of Part 7.13 Division 3 of the Law that stamp duty has been or will be paid. The Directors may require production of evidence that the provisions of any other Commonwealth or State statute imposing a tax or duty on the transfer have been complied with;

(g) the instrument of transfer, when registered, shall be retained by the Company for such period as may be required by law, after which it may be destroyed at any time. Any instrument of transfer which the Directors shall decline to register shall be returned to the person lodging it, except in the case of fraud;

(h) the Company shall dispatch within five (5) business days or such other time as provided by the Listing Rules after the day of lodgement of a registrable transfer of securities of the Company a certificate in respect of such securities and a balance certificate for any remainder. Where a marking is made against a certificate, the Company, in the absence of instructions to the contrary, shall dispatch to the seller of those securities or if so instructed, to the lodging broker within five (5) business days or such other time as laid down by the Listing Rules from the date of the last marking, a balance certificate for the number of securities against which no marking has been made;

[See App8A of the LR's].

(i) where an instrument of transfer of shares is signed by a member or his attorney, and the member was of unsound mind at the time he executed the transfer or the power of attorney under which such transfer was signed, or subsequently became of unsound mind, the Company shall be under no liability for registering as a member of the transferee of such shares, PROVIDED THAT the Company had no notice of such unsoundness of mind at the time of the registration of the transfer.

18.4 Except as required by law and subject to Articles 18.5 and 83.1, the Company shall not refuse to register or fail to register or give effect to any transfer of shares in registrable form lodged with the Company PROVIDED ALWAYS that the Directors may, notwithstanding the foregoing, refuse to register any transfer or seek to apply a holding lock to prevent a proper SCH transfer where permitted to do so by the Listing Rules or the SCH Business Rules, as the case may be.

[See LR8.10].

18.5 Notwithstanding Article 18.4 hereof, the Company shall not refuse, prevent, delay or in any way interfere with the registration of a proper SCH transfer.

[See LR8.10].

18.6 If, in the exercise of the rights conferred by Article 18.4 hereof, the Directors refuse to register a transfer of shares or apply a holding lock, the Company shall give to the lodging party written notice of the refusal and the precise reasons therefore within five (5) business days after the date on which the transfer was lodged with the Company.

[See LR8.10].

19. **TRANSMISSION OF SHARES**

19.1 In the case of the death of a member, the survivor or survivors where the deceased was a joint holder, and the legal personal representatives of the deceased where he was a sole holder, shall be the only persons recognised by the Company as having any title to his interest in the shares but nothing herein contained shall release the estate of a deceased joint holder from any liability in respect of any share which had been jointly held by him with other persons.

19.2 Any person becoming entitled to a share in consequence of the death or bankruptcy or liquidation of a member may, upon such evidence being produced as may from time to time properly be required by the Directors and subject as hereinafter provided, elect either to be registered himself as holder of the share or, subject to the provisions of this Constitution, the Listing Rules and the SCH Business Rules (as the case may be) with respect to the transfer of shares, or effect a transfer of the shares but the Directors shall, in either case, have the same right to decline or suspend registration as they would have had in the case of a transfer of the share by that member before his death or bankruptcy or liquidation.

19.3 Any person lawfully administering the estate of a member under the provisions of any law relating to mental health or any law relating to the administration of estates of patients or infirm persons shall subject to the provisions set out in Article 19.2 have the same rights as are set out therein.

19.4 If a person, pursuant to Article 19.2 or 19.3, elects to be registered himself as the holder of any share he shall deliver or send to the Company a notice in writing signed by him stating that he so elects.

19.5 If a person, pursuant to Article 19.2 or 19.3, elects to transfer the share to another person, he shall testify his election by executing in favour of that person a transfer of the share or effecting an SCH regulated transfer of the share to that person (as the case may be).

19.6 All limitations, restrictions and provisions of this Constitution relating to the right to transfer and the registration of transfers of shares (including SCH-regulated transfers) shall be applicable to any notice of transfer referred to in Article 19.4 or 19.5 respectively as if the member who has died or has become bankrupt or has gone into liquidation or whose estate is being administered as set out in Article 19.3 has signed such notice of transfer.

19.7 Where the registered holder of any share dies or becomes bankrupt his personal representative or the assignee of his estate, as the case may be, shall upon the production of such evidence as may from time to time be properly required by the Directors in that behalf, be entitled to the same dividends and other advantages, and to the same rights (whether in relation to meetings of the Company, or to voting, or otherwise), as the registered holder would have been entitled to if he had not died or become bankrupt and where two or more persons are jointly entitled to any share in consequence of the death of the registered holder they shall, for the purposes of this Constitution, be deemed to be joint holders of the share.

19.8 Until a person entitled by transmission to any shares has proved his title to the Directors as

19.9 The provisions of this Article 19 shall be expressly subject to the operation of the SCH Business Rules to any securities registered at a Securities Clearing House.

20. REGISTER OF MEMBERS

20.1 Subject to Sections 168, 169 and 1302 of the Law, the Listing Rules and the SCH Business Rules, the transfer books and the Register shall be kept by the Secretary under the control of the Directors and may be closed during such time as the Directors think fit.

20.2 The Directors shall immediately notify the Exchange of any intention to fix a record date and the reason therefor, stating the record date, which shall be that number of business days specified from time to time in the Listing Rules or the SCH Business Rules, and the address of share registries at which documents will be accepted for registration until 5:00pm on the record date or in the case of a proper SCH transfer, until such later time on the record date as may be permitted by the SCH Business Rules.

[See LR3.20 and App3A & 7A of LR's].

20.3 The Directors shall immediately notify the Exchange of any intention to fix a record date to determine entitlements to a reduction of capital or share premium stating the record date, which shall be that number of business days after lodgment of the relevant Court Order with the Commission specified in the Listing Rules.

[See App7A, paras 5, 6 & 7 of LR's].

20.4 In the event of there being at any one time more than three (3) persons jointly holding securities in the Company, the Directors shall only record the first three (3) persons in the register and the names of all other holders shall be disregarded for the purposes of registration.

21. ALTERATION OF CAPITAL

21.1 The Company in Meeting may from time to time by ordinary resolution:

(a) increase the share capital by such number as the resolution shall prescribe;

(b) consolidate and divide all or any of its share capital into shares of larger number ;

(c) subdivide its shares or any of them into shares of a smaller number PROVIDED ALWAYS that in the subdivision, the proportion between the amount paid and the amount (if any) unpaid on each reduced share shall be the same as it was in the case of the share from which the reduced share is derived; or

(d) cancel shares which at the date of the passing of the resolution in that behalf have not been taken or agreed to be taken by any person or which have been forfeited and diminish the amount of its share capital by the amount of the shares so cancelled.

21.2 Subject to the provisions of this Constitution and to a resolution passed in accordance with Article 21.1, new shares created by an increase in the capital of the Company may be issued by the Directors with or without any special conditions, preferences or priority either as to dividends or capital or both and with any other special rights or advantages. In the absence of any special conditions or rights, such new shares when issued shall be held upon the same conditions as if they had been ordinary shares in the original capital, and shall be subject to the provisions of this Constitution that relate to ordinary shares in the Company.

22. **REDUCTION OF CAPITAL**

22.1 Subject to Article 11 hereof, the Company may by special resolution reduce its share capital or any capital account in any manner and with, and subject to, any incident, authority or consent required by law.

22.2 The Directors may apply to the proper court and do all the things necessary and expedient to obtain the confirmation of any reduction of capital which the Company desires to effect.

23. **MEETINGS**

23.1 An annual general Meeting of the Company shall be held in accordance with the provisions of the Law.

23.2 The Directors shall convene a Meeting of the Company:

(a) on the requisition of a majority of Directors;

(b) *on the requisition of such other person as shall be entitled to requisition such Meeting* under the law; or

(c) upon the Board so resolving,

and the Directors shall comply with any provisions of the Law with respect to the convening of such Meetings.

23.3 Subject to the provisions of the Law relating to special resolutions, special notice and agreements for shorter notice, fourteen (14) days' notice at the least (exclusive of the day on which the notice is served or deemed to be served, but inclusive of the day for which notice is given) specifying the place, the day and the hour of the Meeting and, except as provided by Article 23.4, the general nature of the business to be transacted at the Meeting shall be given to such persons as are entitled to receive such notices from the Company pursuant to this Constitution.

23.4 It is not necessary for a notice of annual general Meeting to state that the business to be transacted at the Meeting includes the declaring of a dividend, the consideration of accounts and the reports of the Directors and Auditors, the election of Directors in the place of those retiring by rotation or otherwise or the appointment and fixing of the remuneration of the Auditors.

23.5 The accidental omission to give the notice required by this Constitution to any of the members or the non-receipt of such notice by any member shall not invalidate any resolution passed at a Meeting or adjournment thereof.

23.6 The Company shall immediately give the Home Branch a copy of all documents it intends to give to persons entitled to receive those documents from the Company in respect of every Meeting.

[See LR3.17].

23.7 Every notice given to such persons as are entitled to receive such notices from the Company pursuant to the provisions of this Constitution shall be accompanied by a form of proxy in a form substantially in accordance with this Constitution. The form of proxy shall be blank as far as the person primarily to be appointed as proxy is concerned.

[See LR14.2]

24. **QUORUM AT MEETINGS**

24.1 No business shall be transacted at any Meeting unless a quorum of members is present at the time when the meeting proceeds to business.

24.2 The Company may hold a Meeting at two (2) or more venues using any form of technology which gives the members a reasonable opportunity to participate.

24.3 Subject to Article 24.4 three (3) members present in person shall be a quorum.

24.4 If within fifteen minutes from the time appointed for the Meeting a quorum is not present, the Meeting, if convened upon the requisition of members, shall be dissolved; in any other case it shall stand adjourned to the same day in the next week at the same time and place, but no notice of such adjournment shall be required to be given to the members. If at the adjourned Meeting a quorum is not present within half an hour from the time appointed for the Meeting, the Meeting shall be proceeded with whatever may be the number of members present, and those members present shall be deemed to constitute a quorum.

24.5 In this Article "member" includes a person attending as a proxy, attorney, or as a representative of a corporation which is a member.

25. **CHAIRMAN AT MEETINGS**

25.1 The Chairman of Directors or in his absence the Deputy Chairman (if any) shall be entitled to take the chair at every Meeting.

25.2 If there be no Chairman of Directors or Deputy Chairman, or if at any Meeting neither the Chairman of Directors nor the Deputy Chairman shall be present within fifteen (15) minutes after the time appointed for holding such Meeting, or shall be willing to act, the members present shall choose another Director as Chairman. If no other Director shall be present, or if all the Directors present decline to act, then the members shall choose one (1) of their number to be Chairman.

26. **ADJOURNMENTS AND POSTPONEMENT OF MEETINGS**

26.1 Subject to Article 26.2 the Chairman may:

(a) with the consent of any Meeting at which a quorum is present adjourn the Meeting from time to time and from place to place;

(b) without the consent of any Meeting, adjourn the Meeting from time to time and from place to place where it is impossible for him to maintain order or to enable the conduct of a poll.

26.2 Any poll duly demanded on the election of a Chairman of a Meeting, or on any question of adjournment, shall be taken at the Meeting without adjournment.

26.3 No business shall be transacted at any adjourned Meeting other than the business left unfinished at the Meeting from which the adjournment took place.

26.4 When a Meeting is adjourned for fourteen (14) days or more, seven (7) days' notice shall be given of the place, date and time of the adjourned Meeting but it shall not be necessary to specify in such notice the nature of the business to be transacted at such adjourned Meeting.

26.5 Save as provided in Article 26.4 it shall not be necessary to give any notice of an adjournment or of the business to be transacted at an adjourned Meeting.

26.6 The Directors may postpone any Meeting from time to time by giving notice to all members of the place, date and time of the postponed Meeting but it shall not be necessary to specify in such notice the nature of the business to be transacted at the postponed Meeting.

27. **VOTING RIGHTS OF MEMBERS**

27.1 Subject to this Constitution, a holder of ordinary shares in the Company shall be entitled to be present at any Meeting, and to vote in respect of ordinary shares held by him. Any member present at any Meeting may decline to vote on any question put to that Meeting, but shall not by so doing be considered absent from the Meeting.

27.2 Unless otherwise provided in this Constitution every member present in person or by proxy or by attorney or in the case of a body corporate or representative appointed pursuant to Section 250D of the Law shall be entitled:

(a) on a show of hands, to one vote; and

[See LR6.8]

(b) subject to Article 27.7, on a poll, to one vote for each share of which he is the holder.

[See LR6.9].

27.3 Except where otherwise provided by the Law or this Constitution, every question to be decided by any Meeting shall be decided by a majority on a show of hands by persons present who are members, or proxies or attorneys entitled to act pursuant to this Constitution, or representatives appointed pursuant to Section 250D of the Law, unless immediately on the declaration of the result of the show of hands a poll be directed by the Chairman of the Meeting, or demanded in the manner provided in Article 28.

27.4 Unless a poll is demanded, a declaration by the Chairman that a resolution has in a show of hands been carried or carried unanimously, or by a particular majority, or lost, and an entry to that effect in the minutes of the Meeting is conclusive evidence of the fact without proof of the number or proportion of the votes recorded in favour of or against the resolution.

27.5 Where any persons are registered as joint holders of a share any one of such persons may vote at any Meeting either personally or by proxy or representative in respect of such share as if he were solely entitled thereto and if more than one joint holder is present at any Meeting personally or by proxy attorney or representative the senior of such persons shall alone be entitled to vote in respect of the jointly held share. Seniority shall be determined by the order in which the names of the holders stand in the Register.

27.6 A member holding shares in respect of which all sums due and payable to the Company have not been paid shall not be entitled to attend and vote at Meetings in respect of such shares PROVIDED ALWAYS that if such member also holds shares in respect of which no sums are due and payable to the Company then he shall be entitled to attend Meetings and vote in respect thereof as if such shares were the only shares held by him.

27.7 Where a poll is demanded, a member holding partly paid shares shall be entitled, for each share, to a fraction of a vote equivalent to the proportion which the amount paid up (not credited) bears to the total issue price for the share.

[See LR6.9].

27.8 A member who is of unsound mind or whose personal estate is liable to be dealt with in any way under the law relating to mental health may vote, whether on a show of hands or on a poll, by his Committee or by the Public Trustee or by such other person as properly has the management of his estate, and such Committee, Public Trustee or other person may vote

27.9 No objection shall be raised to the qualification of any voter except at the Meeting or adjourned Meeting at which the vote objected to is given or tendered, and every vote not disallowed at such Meeting shall be valid for all purposes. Any such objection made in due time shall be referred to the Chairman of the Meeting, whose decision shall be final and conclusive.

28. **POLL**

28.1 Subject to this Constitution, a poll may be demanded by:

(a) not less than five (5) members having the right to vote at the Meeting present in person or by proxy, attorney or representative;

(b) by any one (1) or more members present in person or by proxy, attorney or representative holding in the aggregate not less than 10% of the total voting rights of all the members having the right to vote at the Meeting; or

(c) by any one (1) or more members present in person or by proxy, attorney or representative holding shares conferring a right to vote at the Meeting, being shares on which an aggregate sum has been paid up equal to not less than 5% of the total sum paid up on all the shares conferring that right.

28.2 Any poll demanded under this Constitution shall be taken at such time and place and in such manner as the Chairman of the Meeting shall direct and subject to Article 26.2 shall be taken either at once, or after an interval or adjournment, and the result of the polls shall be deemed to be the resolution of the Meeting at which the poll was demanded.

28.3 The demand of a poll shall not prevent the continuance of a Meeting for the transaction of any business other than the question upon which the poll has been demanded.

28.4 The demand of a poll may be withdrawn at any Meeting before the conduct of such poll.

29. **CASTING VOTE**

The person in the chair at a Meeting shall not in the case of an equality of votes on a show of hands or on a poll have a second or casting vote.

30. **PROXIES**

30.1 Any person who is entitled to attend and vote at any Meeting of the Company may appoint not more than two (2) other persons (whether members or not) as his proxy or proxies to attend and vote at the Meeting on his behalf.

30.2 A proxy appointed to attend and vote at a Meeting on behalf of a member shall have the same right as the member to speak at the Meeting.

30.3 A member may instruct his proxy or proxies to vote for or against any specific resolution submitted to a Meeting at which such proxy or proxies are present.

[See LR14.2.1].

30.4 Where a member appoints two (2) proxies, the appointment shall be of no effect unless each proxy is appointed to represent a specified portion of that member's voting rights.

30.5 Notwithstanding anything to the contrary contained in this Constitution, if a member appoints one (1) proxy only, that proxy shall be entitled to vote on a show of hands, but if a member appoints two (2) proxies, neither proxy shall be entitled to vote on a show of hands.

30.6 (a) If a member appoints one (1) proxy only, that proxy shall be entitled on a poll to one (1) vote for each share held by his appointor.

(b) If a member appoints two (2) proxies, each proxy shall be entitled on a poll to that percentage of the votes attached to the shares held by his appointor as is specified in the instrument of appointment.

30.7 Where a proxy and a member who appointed such proxy both attend at the Meeting or adjourned Meeting, or on the taking of a poll:

(a) where the proxy is appointed to represent the whole of a member's voting rights - the member shall not be entitled to speak or vote at the Meeting or adjourned Meeting or to vote on the poll, as the case may be, unless notice in writing of the revocation of the instrument appointing such proxy shall have been received at the place for deposit of proxies or by the Chairman before the Meeting or adjourned Meeting or the poll is taken;

(b) where the proxy is appointed for a specified portion of that member's voting rights only -the member shall be entitled to speak or vote at the Meeting or adjourned Meeting or to vote on the poll as if the shares or the portion of shares in respect of which the member has not appointed a proxy were the only shares held by him PROVIDED THAT in this case the proxy shall not be entitled to vote on a show of hands.

30.8 The instrument appointing a proxy shall be in writing under the hand of the appointor or his attorney duly authorised in writing or if such appointor is a corporation, properly executed by the corporation under the Law.

30.9 Notwithstanding anything to the contrary herein contained:

(a) where a share or shares is or are jointly held, the instrument appointing a proxy may be signed by the joint holders of such share or shares or by any one or more of them;

(b) where more than one person is entitled by transmission pursuant to Article 19 to a share or shares in the Company, the instrument appointing a proxy may be signed by all the persons so entitled or any one or more of them.

30.10 The instrument appointing a proxy shall be duly stamped in accordance with any law for the time being in force with respect to the assessment of stamp duty on proxies.

30.11 A proxy shall not remain in force for a period of more than three (3) months from the date thereof, unless such proxy is incorporated in a power of attorney.

30.12 Every instrument of proxy whether for a specified Meeting or otherwise shall be in the following form or in any other form (including electronic) which the Directors may approve:

SAM'S SEAFOOD HOLDINGS LIMITED

"I, of
hereby appoint of

or

(a) of
in respect of per cent of my voting rights in the Company;
and

in respect of per cent of my voting rights in the Company:
and

or failing him or them, the Chairman of the Meeting as my proxy or proxies to vote for me and on my behalf at the General Meeting (or Annual General Meeting as the case may be) of the Company to be held on the day of 20 and at any adjournment thereof.

This form is to be used * in favour of the resolution
* against

Signed this day of 2002

....
Signature of Shareholder/stockholder

*(Strike out whichever is not desired or is inapplicable)
- To be inserted if desired.
[See LR14.2.2].

30.13 Any instrument appointing a proxy which is entitled to be used at a Meeting at which any resolution is proposed to be passed shall clearly indicate that the holder of the proxy is entitled to vote for or against such resolution as directed by the member or failing such direction, at the discretion of the holder of the proxy.

31. POWERS OF ATTORNEY

31.1 Any member may by power of attorney appoint an attorney to attend and act and vote at any Meetings of the Company on behalf of such member and as his or its proxy without any special appointment other than such power of attorney.

31.2 Such attorney shall be appointed in writing under the hand and seal of the member and attested by one (1) witness, or if the appointor is a corporation, properly executed by the corporation under the Law.

31.3 An attorney so appointed as aforesaid may, within the limits of his power of attorney, whether himself as a member of the Company or not, appoint in writing as proxy on behalf of the appointor, a person (whether a member of the Company or not) who shall be deemed to be the proxy of such appointor.

31.4 Any attorney so appointed as aforesaid, whether himself a member of the Company or not, may on behalf of his appointor, within the limits of his power of attorney, sign any consent which the appointor would under this Constitution be required or entitled to sign.

31.5 Any attorney so appointed as aforesaid and any substitute attorney or proxy appointed thereunder may attend and take part in the proceedings of and vote at all Meetings of the Company (or any Meeting of any class of shareholders in the Company of which such member is a member) so long as the power of attorney shall remain in force in the same manner as the member himself could do if he were personally present. If the power of attorney is expressed to be given for value, the votes of the attorney or substitute attorney or proxy appointed thereunder shall take precedence over the votes of the member or of any other proxy appointed by or claiming under the member.

32. APPOINTING INSTRUMENT TO BE DEPOSITED WITH COMPANY

32.1 The following instruments shall be deposited at the Office or at such other place within the State as is specified for that purpose:

(a) any instrument appointing a proxy pursuant to Article 30, together with the power of attorney or other authority, if any, under which it is signed;

(b) any power of attorney pursuant to Article 31; or

(c) any certificate appointing a representative of a body corporate in accordance with Section 250D of the Law.

32.2 Any such instrument shall be forwarded to the Company not less than forty-eight (48) hours before the time for holding the Meeting or adjourned Meeting at which the person named in the instrument proposes to vote or, in the case of a poll, not less than forty-eight (48) hours before the time appointed for the taking of the poll.

32.3 Any instrument which is not deposited with the Company in the manner and within the time provided in this Article shall not be treated as valid.

32.4 A copy of any of the instruments referred to in Article 32.1 may be deposited at the Office PROVIDED THAT such copy has been certified as being a true and correct copy by either a Justice of the Peace, solicitor or notary public.

33. REVOCATION AND INVALIDITY OF INSTRUMENTS

A vote given in accordance with the terms of the instrument appointing a proxy, attorney or representative shall be valid, subject to Article 30 hereof, notwithstanding;

33.1 the death of the principal;

33.2 the unsoundness of mind of the principal;

33.3 the winding up or dissolution of the principal, if a corporate body;

33.4 the revocation of the instrument or the power of attorney under which the instrument was executed,

PROVIDED THAT no intimation in writing of any such event shall have been received at the place for deposit of proxies or by the Chairman before the Meeting or the adjourned Meeting takes place or the poll is taken.

34. NUMBER OF DIRECTORS

34.1 The Company may from time to time by resolution passed at a Meeting increase or reduce the number of Directors.

34.2 Unless and until the Company shall otherwise resolve the number of Directors shall be not less than three (3) nor more than nine (9).

35. QUALIFICATION OF DIRECTORS, ALTERNATE DIRECTORS AND ASSOCIATE DIRECTORS

35.1 Every Director shall be a natural person.

35.2 There is no requirement for a Director to hold in his name shares or stock of the Company.

35.3 It shall not be necessary for an Alternate Director or Associate Director to hold any shares in the Company.

36. VACATION OF OFFICE OF DIRECTOR

36.1 The office of the Director shall become vacant if the Director:

(a) ceases to be a Director by virtue of the Law;

(b) becomes prohibited from being a Director by reason of any order made under the Law;

(c) becomes bankrupt or suspends payment or makes any arrangement or composition with his creditors generally;

(d) becomes of unsound mind or a person whose person or estate is liable to be dealt with in any way under the law relating to mental health;

(e) resigns his office pursuant to Article 36.2 PROVIDED THAT in the case of an Executive Director holding office as such for a fixed term such resignation and vacation of office shall be without prejudice to any claims that the Company may have against him for any breach of any contract of service between him and the Company;

(f) for a continuous period of more than six (6) months is absent without the permission of the Directors from Meetings of the Directors held during that period, PROVIDED THAT attendance by his Alternate shall be deemed to be attendance by the Director for the purposes of this paragraph;

(g) is removed from office pursuant to Article 37; or

(h) fails to pay any call within four (4) weeks from the date such call is made payable.

36.2 A Director may resign from office upon giving one (1) month's notice in writing to the Company of his intention to do so. Such resignation shall take effect upon the expiration of such notice, or its earlier acceptance by the Board.

37. APPOINTMENT AND REMOVAL OF DIRECTORS

37.1 The Directors may at any time and from time to time appoint any other person qualified in accordance with Article 35 as a Director, either to fill a casual vacancy or as an addition to the Board but so that the total number of Directors shall not at any time exceed the maximum number for the time being allowed under this Constitution.

37.2 Any Director appointed under Article 37.1 shall hold office only until the next following annual general Meeting of the Company, and shall then be eligible for re-election but shall not be taken into account in determining the Directors who are to retire by rotation at that Meeting.

[See LR14.4].

37.3 Subject to the provisions of the Law, the Company at a Meeting may by resolution:

(a) remove any Director before the expiration of his term of office;

(b) appoint another qualified person as a Director; or

(c) remove any Director before the expiration of his office and appoint another qualified person in his stead

37.4 Any appointment of a Director proposed pursuant to Articles 37.3(b) or 37.3(c) shall be subject to prior notice having been given under Article 39.13 hereof.

37.5 A person appointed pursuant to Article 37.3(b) shall hold office subject to Article 39.

37.6 Any person appointed or re-elected pursuant to Article 37.3(c) shall hold office only during such time as the Director in whose place he is appointed or, in the case of re-election, the re-elected Director himself would have continued to hold office had he not been removed pursuant to this Article.

38. OFFICES OF PROFIT IN COMPANY

38.1 Subject to the provisions of the Law, any Director may hold any other office or place of profit under the Company or in connection with the Company's business save and except that of Auditor.

38.2 A Director shall be entitled to such terms as to remuneration and otherwise as the Directors may decide and pursuant to Article 40 hereof.

38.3 No person being a partner or employer or employee of any Auditor of the Company shall be eligible to be appointed or elected as Director or Alternate Director of the Company.

39. TERM OF OFFICE OF DIRECTORS

39.1 At each annual general Meeting of the Company, one-third of the Directors for the time being (or if their number is not a multiple of three (3) then the number nearest to but not exceeding one-third) shall retire from office PROVIDED THAT a Director must not hold office beyond the third annual general Meeting following that Director's appointment or three (3) years, whichever is longer.

[See LR's 14.4 & 14.5].

39.2 The Directors to retire pursuant to Article 39.1 shall be determined according to the length of time each Director has spent in office, with those having spent the longest time in office retiring.

39.3 As between two (2) or more who have been in office an equal length of time, the Directors to retire shall, in default of agreement between them, be determined by lot.

39.4 The length of time a Director has been in office shall be computed from his last election or appointment where he has previously vacated office.

39.5 Notwithstanding anything to the contrary in this Constitution a Director (other than a Managing Director) shall not continue in office for a period in excess of three (3) consecutive years or until the third annual general Meeting following his appointment, whichever is the longer, without submitting himself for re-election.

39.6 A retiring Director shall retain office until the conclusion of the Meeting at which his successor is elected.

39.7 A retiring Director shall be eligible for re-election.

39.8 The Company at any Meeting at which any Directors retire in the manner provided for in this Article may elect a like number of persons to fill in the vacancies left by the retiring Directors, and subject to Article 39.13 may also fill any other vacancies.

39.9 The Company may at any Meeting fill a casual vacancy not filled by the Directors but that any Director so appointed shall remain in office only until the next following Meeting of the

39.10 (a) A motion for the appointment of two (2) or more persons as Directors by a single resolution shall not be made unless a resolution that it be so made has been first agreed to by the Meeting without any vote being given against it.

(b) A resolution passed in contravention of this paragraph shall be void, whether or not it being so moved was objected to at the time.

(c) For the purposes of this paragraph a motion for approving a person's appointment or for nominating a person for appointment shall be treated as a motion for his appointment.

(d) Nothing in this paragraph shall apply to a resolution altering the Constitution of the Company.

(e) Nothing in this paragraph shall be deemed to prevent the election of two (2) or more Directors by ballot or poll.

39.11 If at any Meeting at which an election of Directors ought to take place, the offices of the retiring Directors or some of them are not filled, then the vacancy or vacancies so created shall be deemed to be a casual vacancy or casual vacancies and capable of being filled by the Directors pursuant to Article 37.1.

39.12 The Company may at any Meeting from time to time:

(a) increase or reduce the number of Directors;

(b) alter the Directors' qualifications; and

(c) determine in what rotation such increased or reduced number is to go out of office.

39.13 Nominations for election to the office of Director shall be accepted not later than fifteen (15) business days before the date of a general Meeting at which Directors will be elected or re-elected.

[See LR14.3].

40. REMUNERATION OF DIRECTORS

40.1 Each Director shall be entitled to remuneration for his services from the date of his election or appointment to the Board.

40.2 The remuneration of the Directors (other than non-Executive Directors) shall be such sum as shall be determined by the Board PROVIDED THAT such remuneration shall not include a commission on or percentage of operating revenue.

[See LR10.17]

40.3 The Directors shall also be entitled to be paid all reasonable travelling, hotel and other expenses incurred by them in attending and returning from meetings of the Directors of the Company or otherwise in connection with the business of the Company or in the execution of their duties as Directors.

40.4 The remuneration of the non-Executive Directors shall be a maximum aggregate annual amount of $200,000 to be allocated among the non-Executive Directors as they may decide and shall continue until altered by a subsequent resolution of the Company PROVIDED THAT such remuneration must be expressed as a fixed sum.

[See LR10.17.2]

40.5 Notice of any proposed increase in the remuneration of the Directors, whether payable by the Company or any unlisted subsidiary of the Company, shall be given in the notice convening the Meeting at which the proposed increase is to be considered. Such notice shall specify the amount of the proposed increase and the maximum sum that may be paid.

[See LR10.17.1].

40.6 Except as provided in this Constitution, the Directors shall not without the prior consent of the Company given in Meeting have the power to fix or pay a salary or allowance for the Chairman of Directors as such in addition to the amount of remuneration for the Directors determined by the Company in Meeting. Notice of any proposed payment of such salary or allowance, or any proposed increase in same, (whether payable by the Company or any unlisted subsidiary of the Company) shall be given in the notice convening the Meeting at which the proposal is to be considered. Such notice shall specify the amount of the proposed salary, allowance or increase, and the maximum sum that may be paid.

40.7 Subject to the provisions of the Law a Director (other than a Managing Director or Executive Director), or his legal personal representatives or dependents shall be entitled to receive a payment in connection with the dying, retiring or ceasing to hold office of that Director, PROVIDED THAT:

(a) the particulars of the proposed payment referred to above (together with such other particulars as are required by the Law to be disclosed) shall have been disclosed to, and approved by, the Company at a Meeting prior to the death, retirement or vacation of office of the Director;

(b) the Director has not ceased to be a Director pursuant to the provisions of Articles 36.1(a) or 36.1(b).

41. DIRECTORSHIPS IN OTHER COMPANIES

Subject to this Constitution a Director of the Company may be or become a director of any other company, whether promoted by the Company or not, and no Director who is or becomes a director in another company shall be accountable for any benefits received as a director or member of such other company PROVIDED THAT a Director shall not, without the approval of the Directors of the Company accept, hold or retain the office of director of any other company which in the opinion of the Directors is for the time being in active competition with the Company.

42. ALTERNATE DIRECTORS

42.1 Subject to the provisions of Article 35, any Director may appoint any person to act as an Alternate Director in his place, whether for a stated period or periods or until the happening of a specified event or from time to time, whenever by absence or illness or for any other reason he is unable to attend to his duties as a Director as follows:

(a) with approval of a resolution of the Board; or

(b) with the approval of a majority of the other Directors.

42.2 The following provisions shall apply to any such Alternate Director:

(a) subject to this Constitution, he shall be entitled to receive notice of meetings of the Directors and to attend and vote thereat if the Director by whom he was appointed is not present;

(b) where the Alternate Director is already a Director, he shall have a separate vote on behalf of the Director he is representing in addition to his own vote;

(c) he shall be entitled to exercise all the powers (except the power to appoint an Alternate Director) and to perform all the duties of a Director, insofar as the Director by whom he was appointed has not exercised or performed them;

(d) he shall ipso facto vacate his office as Alternate Director if the Director by whom he was appointed is removed or otherwise ceases to hold office for any reason;

(e) he shall, whilst acting as an Alternate Director, be responsible to the Company for his own acts and defaults and shall not be deemed to be the agent of the Director by whom he was appointed;

(f) he shall not be entitled to receive any remuneration from the Company as a Director except for special services which in the opinion of the Directors are outside the range of the ordinary duties of a Director;

(g) he shall not be taken into account in determining the number of Directors but shall, if the Director by whom he was appointed is not present, be taken into account for the purpose of determining whether a quorum is present under Article 45.2;

(h) he may be removed or suspended from office by written notice, letter, facsimile, or other form of visible communication sent to the Company by the Director by whom he was appointed.

42.3 An instrument appointing an Alternate Director may be delivered to the Company by written notice, letter, facsimile or other form of visible communication and shall be retained by the Company and shall be substantially in the following form:

SAM'S SEAFOOD HOLDINGS LIMITED

I, , a Director of Limited in pursuance of the power contained in the Constitution of the Company hereby nominate of to act as Alternate Director of the Company in my place and stead, and to exercise and discharge all my duties and to exercise all my authorities, prerogatives, privileges and powers as a Director of the Company during my absence (or my illness or my inability to act or attend as a Director, as the case may be).

Signed this day of 2002.

Signature ....

Witness ....

43. ASSOCIATE DIRECTORS

43.1 The Directors may from time to time subject to the provisions of Article 35 appoint any person to be an Associate Director and may at any time remove from office any person so appointed.

43.2 The Directors may define and limit from time to time the duties and powers of such Associate Directors and may fix their remuneration if any.

43.3 An Associate Director shall not be deemed to be a Director of the Company within the meaning of the Law or of this Constitution and he shall not be recognised in a quorum or exercise any of the powers which are by this Constitution conferred on the Directors or in any way share their responsibilities, but he may upon the invitation of the Directors attend those Meetings to which the invitation extends.

44. MANAGING DIRECTOR

44.1 The Directors may from time to time appoint one or more of their number to the position of Managing Director and/or Assistant Managing Director on such terms as they think fit and may from time to time remove him or them from office and appoint another in his or their place or places.

44.2 The term of office of a Managing Director shall not exceed five (5) years but he shall be eligible for re-appointment.

44.3 A Managing Director or Assistant Managing Director shall be subject to the same provisions as to resignation and removal as the other Directors of the Company and he shall ipso facto and immediately cease to be a Managing Director or Assistant Managing Director if he ceases to hold the office of Director from any cause, PROVIDED THAT:

(a) where there is only one (1) Managing Director, he shall not be subject to the provisions of this Constitution as regards retirement by rotation, and he shall not be taken into account in determining the rotation or retirement of Directors; and

(b) where there is more than one (1) Managing Director, only one (1) Managing Director shall be entitled not to be subject to the provisions of this Constitution as regards retirement by rotation and shall not be taken into account in determining the retirement by rotation of Directors. As between any two (2) or more Managing Directors, in the absence of agreement between them, the Managing Director to whom the exemption in this Article (b) applies, shall be determined by lot.

(c) after a determination has been made under Article (b) hereof, the exemption referred to in that Article will not apply to any other Managing Director until the Managing Director first determined to have the benefit of the exemption ceases to be a Managing Director;

(d) if, at the time a Managing Director ceases to have the benefit of the exemption referred to in Article (b), he has not submitted himself for re-election for a period longer than that provided in the Listing Rules, he shall submit himself for re-election at the next meeting of the Company.

[See LR14.4].

44.4 Notwithstanding the provisions of Article 40 hereof, the remuneration of a Managing Director or Assistant Managing Director shall be fixed by the Directors from time to time and may be by way of fixed salary or commission on profits of the Company or of any other company in which the Company is interested or by participation in any such profits or by any or all of these modes, but shall not be by way of commission on or percentage of operating revenue.

44.5 The Directors may from time to time entrust to and confer upon a Managing Director or Assistant Managing Director for the time being such of the powers exercisable under this Constitution by the Directors as they think fit and may confer such powers for such time and to be exercised for such objects and purposes and upon such terms and conditions and with such restrictions as they think expedient and they may confer such powers collaterally with but not to the exclusion of or in substitution for all or any of the powers of the Directors in that behalf and may from time to time revoke withdraw alter or vary all or any of such powers.

44.6 The preceding provisions of this Article shall take effect subject to the provisions of any contract between the Managing Director or Assistant Managing Director and the Company PROVIDED THAT the terms of any contract between the Managing Director or Assistant

Managing Director and the Company which are inconsistent with this Constitution have been first approved of by the Company in general Meeting.

45. **DIRECTORS' MEETINGS**

45.1 The Directors may meet together in person or by electronic device, PROVIDED THAT at all times the Directors shall be able to hear and may be heard by all other Directors at the meeting, for the dispatch of business, adjourn and otherwise regulate their meetings as they think fit.

45.2 Subject to Article 54.1(c), the quorum necessary for the transaction of the business of the Directors may be fixed by the Directors and unless so fixed shall be three (3).

45.3 A Director may at any time convene a meeting of the Directors.

45.4 The Secretary shall upon the requisition of a Director convene a meeting of the Directors.

45.5 Unless otherwise decided by the Directors, notice of every meeting of Directors, shall be given by delivering the same to, or by letter, facsimile or other form of visible communication to each Director at an address notified by him to the Secretary as his address for receipt of notice. If such address is outside the State then a copy of such notice shall also be given in any of the aforementioned modes to the address (if any) within the State notified by such Director to the Secretary as his address in the State for the receipt of notices.

45.6 If, prior to any meeting of Directors, the Secretary is advised by the Chairman of Directors or by any other Director that any urgent or contentious business is or may be transacted at such meeting, notice of such meeting shall be given by letter, facsimile, or other form of visible communication to the address of a Director outside the State notified by him to the Secretary as his address for the receipt of notices. The notice under this Article shall contain a statement of the general nature of the urgent or contentious business to be transacted.

45.7 Questions arising at any meeting of the Directors shall be determined by a majority of votes and such a determination shall be deemed a determination of the Directors.

45.8 In case of an equality of votes the Chairman of the meeting shall, when more than two (2) Directors including the Chairman are present and competent to vote on the question at issue, have a second or casting vote.

[See LR 14.10]

45.9 A resolution in writing which is signed and dated by all the Directors for the time being in Australia (including any Alternate Director present in Australia and appointed by an absent Director), shall be as valid and effectual as if it had been duly passed at a meeting of Directors duly convened and constituted. Any such resolution may consist of several documents in like form each signed by one (1) or more Directors.

45.10 A resolution pursuant to Article 45.9 shall be deemed to have been passed on the day (according to the dates of signing) when the resolution shall have been signed by all the Directors and any Alternate Director (as the case may be) for the time being in Australia. If a signed copy of the resolution shall be returned to the Secretary undated, the Secretary shall fill in the date on which it was received and the same shall be deemed to have been signed on that day.

45.11 For the purposes of Articles 45.9 and 45.10:

(a) a facsimile or other form of visible communication issued by a Director shall be deemed to be signed and dated by such Director; and

(b) a reference to all the Directors for the time being within Australia does not include a reference to a Director who, at a meeting of Directors, would not be entitled to vote on the resolution.

45.12 The continuing Directors may act notwithstanding any vacancy in their body, but if and so long as their number is reduced below the number fixed by or pursuant to this Constitution as the necessary quorum of Directors, the continuing Directors or Director may act for the purpose of increasing the number of Directors to that number or of summoning a Meeting of the Company, but for no other purpose, except in an emergency.

45.13 Subject to Article 45.12, a meeting of the Directors at which a quorum is present shall be competent to exercise all or any of the authorities powers and discretions by or under this Constitution or by or under statute for the time being vested in or exercisable by the Directors generally.

46. CHAIRMAN OF DIRECTORS

46.1 The Directors may from time to time appoint a Chairman of Directors or Chairman and may entrust to and confer upon such Chairman of Directors or Chairman all or any of the powers of the Directors (excepting the powers to make calls, forfeit shares, borrow or otherwise raise money or issue debentures) that they may think fit. But the exercise of all powers by such Chairman of Directors or Chairman shall be subject to such regulations and restrictions as the Directors may from time to time make and impose and the said powers may at any time be withdrawn, revoked or varied.

46.2 The Chairman of Directors shall be entitled if present to take the chair at meetings of the Directors. If he is not present within ten (10) minutes after the time appointed for the meeting then the Directors shall choose one of their number to be chairman of the meeting.

46.3 The Chairman may be removed at any time by resolution of which notice shall have been given to all Directors for the time being in Australia not less than fourteen (14) days before the meeting of Directors at which the resolution is proposed.

47. DEFECTIVE APPOINTMENT OF DIRECTORS

All acts done at a meeting of the Directors or of a committee of the Directors or by any person acting bona fide as a Director shall be as valid as if every such person had been duly appointed or had duly continued in office and was qualified and had continued to be a Director, notwithstanding that it be afterwards discovered that there was some defect in the appointment or continuance in office of any of such Directors or persons acting as aforesaid or that any of them were disqualified or had vacated office.

48. DELEGATION TO COMMITTEES OF DIRECTORS

48.1 The Directors may delegate any of their powers to committees consisting of such member or members of their body as they think fit and may revoke or vary such delegation whenever they think fit.

48.2 Any committee so formed shall in the exercise of the powers so delegated conform to any regulations that may be imposed on it from time to time by the Directors.

48.3 The committee may meet and adjourn as it thinks proper, questions arising at any meeting shall be determined by a majority of votes of the members present, and in the case of an equality of votes the chairman shall have a second or casting vote.

49. MINUTES OF MEETINGS

49.1 The Directors shall cause minutes to be made and faithfully entered in books provided for

(a) of all appointments of officers;

(b) of names of Directors present at all Meetings and meetings of the Directors and of any committee of the Directors; and

(c) of all proceedings at all Meetings and meetings of the Directors and of committees of Directors.

Such minutes shall be signed by the Chairman of the meeting at which the proceedings were held or by the Chairman of the next succeeding meeting.

49.2 The minutes of a meeting signed by the Chairman thereof as provided in Article 49.1 shall be sufficient evidence without further proof of the facts therein stated.

50. GENERAL POWERS OF DIRECTORS

50.1 The management and control of the business and affairs of the Company shall be vested in the Directors who may exercise all such powers and all such acts and things as the Company is by this Constitution or otherwise authorised to exercise and do and are not by this Constitution or by statute directed or required to be exercised or done by the Company in general Meeting.

50.2 The powers of the Directors under this Article shall be subject to any contract which may be made with a Managing Director in which the Directors delegate certain powers, and shall also be subject to the provisions of the Law and of this Constitution, and to any regulations from time to time and at all times made by the Company at a Meeting PROVIDED THAT no regulations so made shall invalidate any prior act of the Directors which would have been valid if such regulation had not been made.

50.3 Notwithstanding anything contained in this Article, any sale or disposal by the Directors of the Company's main undertaking shall be subject to prior approval or ratification by the members at a Meeting.

[See LR11.2].

50.4 So far as shall be practicable and not inconsistent with the provisions of this Constitution, any power authority or discretion vested in the Directors may be exercised at any time and from time to time as they shall think fit.

51. BORROWING POWERS OF DIRECTORS

51.1 The Directors may without the necessity of obtaining any consent of the members or otherwise raise or borrow for any purpose of or incidental to the attainment of the objects or to the exercise of the powers of the Company contained in this Constitution such sum or sums of money as they think fit.

51.2 Without limiting the generality of Article 50.1 hereof, the Directors may raise or borrow any money in any manner whatsoever either alone or jointly with another or others (including but without limitation by way of overdraft account, letters of credit or bill acceptance and discounting facility) and to secure the payment or repayment of such moneys in such manner and upon such terms and conditions in all respects as they may think fit and in particular by the issue or sale of Debt Securities, bonds or other obligations of the Company whether perpetual or otherwise and payable to bearer or otherwise and either without security or secured by deposit or pledge of the securities or properties of the Company or by mortgages bills of exchange or promissory notes or other instruments or in any other manner and if considered advisable for such purposes the Directors may charge assign and convey as security all or any of the Company's property and assets both present and future including its uncalled capital (if any) for the time being.

51.3 Any Debt Securities, bonds and other securities or obligations issued by the Company may be made assignable free from any equities between the Company and the person to whom the same may be issued.

51.4 Any Debt Securities bonds and other securities or obligations may be issued at par or at a discount, premium or otherwise and with any special privileges as to redemption, surrender, drawings, attending and voting at general Meetings of the Company, appointment of Directors making calls on members for any uncalled capital included in such securities and otherwise.

51.5 The Directors shall cause a proper register to be kept in accordance with the Law of all mortgages and charges specifically affecting the property of the Company.

52. **INTERESTED DIRECTORS**

52.1 For the purposes of this Constitution, an interest of a Director may arise in either of the following ways:

(a) *an interest of the kind set forth in Section 191 of the Law (herein called "a Material* Personal Interest"); or

(b) an interest of the kind set forth in Chapter 2E of the Law (herein called "a Financial Benefit").

53. **DIRECTORS' INTERESTS**

53.1 Directors shall, subject to this Constitution and the Law, be entitled to have or acquire:

(a) a Material Personal Interest; or

(b) a Financial Benefit.

54. **DIRECTORS' MATERIAL PERSONAL INTERESTS**

Subject to Article 54.2, where the interest of a Director is a Material Personal Interest, then the rights of the Director shall be the same as if the Material Personal Interest was an Interest PROVIDED THAT:

54.1 the Director holding the Material Personal Interest (including any alternate Director of that Director) shall not:

(a) vote;

(b) be present; or

(c) be counted in the quorum,

at a meeting of the Board which is considering a matter involving the Material Personal Interest of the Director;

54.2 the restrictions contained in Article 54.1 hereof shall not apply:

(a) if the Board (other than the Director who holds a Material Personal Interest) pass a resolution that:

(i) specifies the Director, the Material Personal Interest and the subject matter; and

(ii) states that they are satisfied that the Material Personal Interest should not

(b) if the Commission has granted an exemption pursuant to Section 196 of the Law permitting the same; and

54.3 if as a result of the restriction in Article 54.1 a quorum is not present for consideration of the matter in which a Director has a Material Personal Interest, the Board may convene a Meeting of the Company to be held to determine the matter.

55. DIRECTORS' FINANCIAL BENEFITS

If the interest of a Director constitutes a Financial Benefit, then the Director shall only be permitted to hold or acquire that interest if the Director, the Board and the Company (as the case may be) comply with the provisions set out in Part 2E of the Law.

56. LOCAL MANAGEMENT

56.1 The Directors may provide for the management and transaction of the business and affairs of the Company in any specified district and territory, whether in Australia or abroad, in such manner as they think fit, and may do all such acts, matters and things and may be necessary for that purpose and as will enable them to comply with, conform to or to satisfy any law or requisitions with respect to any of the matters contained in this Constitution.

56.2 The Directors may from time to time establish any local boards of directors, managers, branch offices or agencies for managing the affairs of the Company in any locality and may appoint any persons to be members of such local boards of directors or managers or agents and may fix their remuneration.

56.3 The Directors may make such regulations for the management of any local board, branch office or agency as the Directors may from time to time think fit. The Directors may pay the expenses occasioned by any of the matters in this Article out of the funds of the Company, and may from time to time discontinue all or any of such local boards of directors, branch offices or agencies as and when they think fit.

56.4 All local boards of directors, branch offices, agencies, local directors, agents, officers, clerks, servants and workmen whether in Australia or elsewhere shall at all times be under the control and government of the Directors.

56.5 The Directors may from time to time and at any time delegate to any person appointed pursuant to Article 56.2 any of the powers authorities and discretions for the time being vested in the Directors other than the power of making calls and may authorise the members for the time being of any local board of directors or any of them to fill any vacancies therein and to act notwithstanding such vacancies.

56.6 Any appointment made pursuant to Articles 56.2 and 56.5 shall be made on such terms and subject to such conditions as the Directors may think it.

56.7 The Directors may at any time remove any person appointed pursuant to Articles 56.2 and 56.5 and may annul or vary any delegation of their powers to persons so appointed.

56.8 Any person appointed pursuant to Articles 56.2 and 56.5 may be authorised by the Directors to sub-delegate all or any of the powers authorities and discretions for the time being vested in him.

56.9 The Directors may exercise the powers conferred on the Company by the Law, and may cause to be kept in any other State, colony or country in which it transacts business a branch register of members resident therein. The Directors may make such provisions as they deem fit with respect to the keeping of such branch register, and may do whatever they consider necessary to comply with any local law.

56.10 Whenever any Director shall be in any place where there is a local board of directors, he shall be entitled to act and vote at all meetings of the local directors.

57. ATTORNEYS FOR COMPANY

57.1 The Directors may from time to time by resolution, power of attorney or writing under the common seal appoint any corporation, firm, or person or body of persons, whether nominated directly or indirectly by the Directors, to be the attorney or agent of the Company for such purposes and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the Directors under this Constitution) and for such period and subject to such conditions as they may think fit, and any such appointment may contain such provisions for the protection and convenience of persons dealing with any such attorney or agent as the Directors may think fit and may also authorise any such attorney or agent to delegate all or any of the powers, authorities, and discretions vested in him.

57.2 The Directors may appoint local directors or agents by facsimile or other form of visible communication in cases of urgency to act for and on behalf of the Company.

58. EXECUTION OF DOCUMENTATION BY COMPANY

58.1 The Company may have a common seal which shall contain:

(a) the name of the Company; and

(b) its Australian Company Number.

58.2 The Directors shall provide for the safe custody of its common seal and any duplicate common seal (if any) of the Company as they shall think fit. No document, writing or other material shall be executed by the Company except pursuant to the authority of the Board of Directors or of a committee of the Directors authorised in that behalf.

58.3 Without limiting the manner in which the Company may execute any agreement, deed, share certificate (if any) or other document, the Company may execute any such document either with or without the use of a common seal. Every document which is executed shall be signed by either two Directors or alternatively a Director and the Secretary.

58.4 The Directors may by resolution determine either generally or in any particular case that the signature of any Director, Secretary or other person appointed by the Directors for the purpose of signing any instruments or documents which may need to be executed by the Company is affixed by some mechanical means (to be specified in the resolution of the Directors) PROVIDED THAT the use of such means is by such resolution restricted to instruments and documents which bear evidence of examination by the Company's Auditors.

59. BILLS OF EXCHANGE

All cheques, promissory notes, drafts, bills of exchange, and other negotiable instruments, and all receipts for money paid to the Company, shall be signed, drawn, accepted, endorsed, or otherwise executed, as the case may be, by any two Directors or in such other manner as the Directors from time to time determine.

60. SECRETARY

60.1 The Secretary shall in accordance with the Law be appointed by the Directors for such term, at such remuneration, and upon such conditions as they may think fit and any Secretary so appointed may be removed by them.

60.2 The Directors may appoint an acting Secretary as temporary substitute for the Secretary. Whilst exercising such office the Acting Secretary shall be deemed to be the Secretary for the purpose of this Constitution.

60.3 The Directors may also appoint Assistant Secretaries.

61. PUBLIC OFFICER

The Directors shall appoint a public officer to the Company and may if they think fit remove such person from office and appoint another in his place.

62. RESERVES

62.1 The Directors may before recommending any dividends whether preferential or otherwise set aside out of the profits or other surplus assets of the Company including any premiums received upon the issue of shares, securities or obligations of the Company such sums as they may think fit as reserves.

62.2 Subject to the provisions of the Law, all sums set aside as reserves may be applied from time to time in the discretion of the Directors for:

(a) meeting depreciation;

(b) meeting contingencies;

(c) repairing, improving or maintaining the property of the Company;

(d) special dividends;

(e) bonuses;

(f) equalising dividends;

(g) paying dividends, if the profits of the Company are insufficient for that purpose; or

(h) such other purposes as the Directors in their absolute discretion think proper and conducive to the interest of the Company or which may be required by law.

62.3 The Directors may divide such reserves into separate funds as they shall think fit.

62.4 The Directors may, pending any application of reserve sums as provided in Article 62.2:

(a) invest such reserve sums upon such investments and securities (other than shares of the Company or of its holding company) as they may think fit;

(b) place such reserve sums or part thereof either upon deposit or at call at interest with any bank or banking institution or with any corporation receiving money on deposit;

(c) from time to time deal with and vary any such investments and securities and dispose of all or any part thereof for the benefit of the Company; or

(d) divide the reserve fund into such special funds as they may think fit.

62.5 The Directors shall have full power to employ any asset or assets constituting the reserves of the Company or any part thereof in the business of the Company without being bound to keep same separate from the other assets of the Company.

62.6 Any interest or other income derived from or accretions to such investments or securities

62.7 The Directors may re-value any assets of the Company.

62.8 The Directors may also without transferring same to a reserve carry forward any profits which they consider ought not to be distributed as dividends.

63. **DIVIDENDS**

63.1 Subject to the provisions of Article 62 and to the special conditions or rights (if any) as to dividend attaching to any shares, the profits of the Company which a Meeting of the Company on the recommendation of the Directors shall determine from time to time to distribute by way of dividend shall be applied in payment of dividends upon the shares of the Company in proportion to the amounts paid up on such shares respectively at the date of declaration of the dividend.

[See LR6.11].

63.2 If any capital is paid up on any share in advance of calls or otherwise on the footing that the same shall carry interest, such capital whilst carrying interest shall not confer a right to participate in profits.

[See LR6.11].

63.3 All dividends shall be apportioned and paid proportionately to the amounts paid or credited as paid on the shares during any portion or portions of the period in respect of which the dividend is declared PROVIDED THAT if any share is issued on terms providing that it shall rank for dividend as from a particular date that share shall rank for dividend accordingly.

63.4 The Company in Meeting may declare dividends, but no dividend shall exceed the amount recommended by the Directors.

63.5 The Directors may from time to time declare and pay to the members such interim dividends as appear to the Directors to be justified by the profits of the Company.

63.6 No dividend shall be paid otherwise than out of the profits or shall bear interest against the Company.

63.7 A declaration by the directors as to the amount of the profits available for dividend shall be conclusive and binding on all members of the Company.

63.8 The Directors may determine that any dividend declared or recommended by them shall be made payable out of any particular profits (whether current, past or reserved profits) or otherwise as they in their discretion shall think fit, subject however to any requirements of law in relation to amounts held in share premium reserves, capital redemption accounts or other special funds.

63.9 A transfer of shares shall not pass the right to any dividend declared thereon after such transfer and before the registration of the transfer.

63.10 All dividends and interest shall belong and be paid (subject to any lien or charge) to those members who shall be on the Register at the date on which such dividend shall be declared payable, or at the date on which interest shall be payable respectively, notwithstanding any subsequent transfer or transmission of shares, PROVIDED THAT the Directors may retain any dividend payable on a share in respect of which any person is entitled pursuant to Article 19 to become a member or which any person is entitled to transfer pursuant to that Article, until such person shall become a member in respect of such share or shall duly transfer the same as the case may be.

63.11 The Directors may deduct from any dividend payable to any member all sums of money, if any, presently payable by him to the Company on account of calls or otherwise in relation to the shares of the Company.

63.12 Any one of the several persons who are registered as the joint holders of a share may give an effectual receipt for any dividends, payments on account of dividend, bonuses or other money payable in respect of the share so held.

63.13 Any dividend, interest, or other money payable in cash in respect of shares and/or Debt Securities may be paid by cheque or warrant sent through the post directed to the registered address of the holder or, in the case of joint holders, to the registered address of that one of the joint holders who is first named on the Register or to such person and to such address as the holder or joint holders may in writing direct. Every such cheque or warrant shall be made payable to the order of the person to whom it is sent.

63.14 Notice of declaration of dividend whether interim or otherwise shall be given in the manner specified in Article 80 hereof to the persons entitled to share therein.

63.15 All dividends unclaimed after having been declared may be invested and otherwise made use of by the Directors for the benefit of the Company until claimed and the Company shall not be constituted a trustee in respect thereof. This paragraph is subject to the provisions of Section 544 of the Law and the *Public Trustee Act*, 1978.

64. **ELECTION TO FOREGO CASH DIVIDENDS**

64.1 The Board may at its discretion and subject to the provisions of this Article decide (at the same time as it resolves to pay or to recommend any dividend on the ordinary shares) that each holder of ordinary shares to the extent that his ordinary shares are fully paid shall have the option to elect to forego his right to share in such dividend and to receive instead an issue of ordinary shares credited as fully paid to the extent and within the limits and on the terms and conditions set out below.

64.2 If the Board resolves to allow such option in relation to any dividend, each holder of fully paid ordinary shares conferring a right to share in such dividend may, by notice in writing to the Company (herein called a "Notice of Election"), given in such form and within such period as the Board may from time to time decide, elect to forego (subject to the provisions of Article 64.3) the dividend which otherwise would have been paid to him on such of his ordinary shares conferring a right to share in such dividend as he shall specify in the Notice of Election and to receive in lieu thereof ordinary shares, to be allotted and issued to him credited as fully paid, so that the number of such shares so allotted and issued shall be the whole number next below the sum calculated by the formula:

$$\frac{S \times D}{C}$$

Where: S = the number of ordinary shares in respect of which such election has been made;

D = the number of the dividends, payable on one such ordinary share as if no such election had been made (expressed in terms of cents and fractions of a cent) less the amount of such dividend (if any) per ordinary share which the Board have (pursuant to Article 64.3) resolved that the holders of such ordinary shares shall not be permitted to forego; and

C = the higher of the par value of one ordinary share or the average of the middle market quotation for one fully paid registered ordinary share (expressed in terms of cents and fractions of a cent) as shown in the daily

immediately following the day on which the Board announces an intention to pay or resolve to recommend any dividend on the ordinary shares after deducting, where such prices include the amount of the dividend to be foregone, the amount of such dividend to be foregone.

64.3 A shareholder entitled to elect as aforesaid shall not be permitted to forego under the provisions of Article 64.2 such amount of dividend per share as the Board in its sole discretion may resolve shall not be foregone.

64.4 Following the receipt of a duly completed Notice or Notices of Election pursuant to Article 64.2 the Board shall appropriate from the Share Premium Reserve or such other reserve or account which may be conducted by a company and from which bonus shares may be distributed, an amount equal to the aggregate nominal amount of the ordinary shares to be allotted and credited as fully paid to those holders of ordinary shares who have given Notices of Election and shall apply the same in paying up in full the number of ordinary shares required to be so allotted. The ordinary shares so allotted and issued will rank pari passu with the existing fully paid ordinary shares and will rank for all dividends on ordinary shares declared after the date of such allotment.

64.5 The Board shall not exercise the power conferred on them by Article 64.1 unless the Company shall then have sufficient unissued shares capable of issue as ordinary shares and reserves to give effect to any elections which could be made under the terms of this Article.

64.6 The powers given to the Board by this Article are additional to the provisions for capitalisation of profits provided for by this Constitution.

64.7 The Board shall not exercise the power conferred on them by Article 64.1 in respect of any dividend payment which they resolve to make or recommend during the period commencing with the day following the conclusion of any annual general Meeting and terminating on the day preceding the commencement of the next following annual general Meeting unless the Company shall by ordinary resolution passed at a Meeting immediately preceding such period have approved the use of that power in respect of any such payment or recommendation by the Board in such period.

65. DIVIDENDS IN SPECIE

65.1 Any Meeting declaring a dividend or bonus may direct payment of such dividend or bonus wholly or partly by the distribution of specific assets, and in particular of paid up shares, debentures or debenture stock of the Company or of any other company or in any one or more of such ways, and the Directors shall give effect to such resolution.

65.2 Where any difficulty arises in relation to the distribution of assets as provided in Article 65.1, the Directors may settle such difficulty in such manner as they think fit and in particular may:

(a) fix the value for distribution of the assets or any part thereof;

(b) determine that cash payments shall be made to any members upon the footing of the value so fixed or that fractions of less than ONE DOLLAR ($1.00) may be disregarded in order to adjust the rights of all parties; and

(c) vest any such specific assets in trustees upon such trusts for the persons entitled to the dividend as may seem expedient to the Directors.

66. EMPLOYEE BONUSES AND EMPLOYEE SCHEME

66.1 The Directors may reserve out of the profits of the Company in any year a sum or sums of

employees of the Company and the subsidiaries of the Company or any of them at such time and in such amounts and on such terms and conditions as the Directors may from time to time determine.

66.2 Subject to the provisions of this Constitution, this Constitution and the Listing Rules, the Directors may at their discretion introduce an employee scheme pursuant to which the Company may issue securities in the Company to employees of the Company.

[See LR's 7.37 & 10.14].

67. **CAPITALISATION OF PROFITS**

67.1 The Company at a Meeting may upon the recommendation of the Directors resolve:

(a) that any part of the undivided profits of the Company which are available for distribution (including profits standing to the credit of any reserve other than the capital redemption reserve or of the profit and loss account or of the share premium account and profits arising from accretion in value as disclosed on revaluation of fixed assets) shall be divided and/or distributed as capital amongst such of the members as would be entitled to receive the same if distributed as dividends and in the same proportions; and/or

(b) that all or any part of the profits referred to Article (a) be appropriated in or towards payment of the uncalled liability of such members on issued shares or debentures of the Company held by them, or be applied in paying up in full, either at par or at a premium, previously unissued shares or debentures of the Company all of which shall be distributed to the members entitled according to their respective rights, or partly in one way and partly in the other.

67.2 A capital redemption reserve fund may for the purposes of this Article be applied only in the paying up of unissued shares to be issued to members of the Company as fully paid bonus shares.

67.3 Whenever a resolution shall have been passed pursuant to the provisions of Article 67.1, the Directors shall in accordance with such resolution:

(a) make all appropriations and applications of the undivided profits resolved to be capitalised; and

(b) make all allotments and issues of fully paid shares or debentures, if any; and

(c) generally to do all acts and things required to give effect to the resolution.

67.4 The Directors shall in carrying out their duties under Article 67.3 have full power to make such provision by payment in cash or otherwise as they think fit, for the case of shares or debentures becoming distributable in fractions.

67.5 Any payment or distribution of or in relation to capitalised profits to any members made pursuant to this Article shall be binding on and accepted by such members in full satisfaction of their respective interests in such profits.

68. **ACCOUNTS**

68.1 The Directors shall cause the Company to:

(a) keep such accounting records as correctly record and explain the transactions (including any transactions as trustee) and financial position of the Company;

(b) keep its accounting records in such a manner as will enable true and fair accounts of the Company to be prepared from time to time; and

(c) keep its accounting records in such manner as will enable the accounts of the Company to be conveniently and properly audited in accordance with the Law.

68.2 Subject to any law to the contrary, the Directors shall lay before each annual general Meeting of the Company:

(a) a duly audited balance sheet made up to the end of the Company's financial year giving a true and fair view of the state of affairs of the Company as at the end of that financial year; and

(b) a duly audited profit and loss account for the last financial year of the Company, being a profit and loss account that gives a true and fair view of the state of affairs of the Company as at the end of that financial year,

such balance sheet and profit and loss account to comply with the requirements of the Law.

69. DIRECTORS REPORT

The Directors of the Company shall cause to be attached to every balance sheet a report made in accordance with a resolution of the Directors and signed by not less than two (2) of the Directors with respect to the profit and loss of the Company for that financial year and the state of the Company's affairs as at the end of that financial year, stating the matters required by the Law.

70. DISTRIBUTION OF ACCOUNTS

70.1 A printed copy of such profit and loss account, balance sheet and report, together with such other material as is required to be sent by Section 314 of the Law, shall be sent direct to every person entitled to receive notice of Meetings of the Company at least fourteen (14) days before the date of the Meeting at which they are to be considered.

70.2 A copy of such profit and loss account, balance sheet, report and such other material as is required to be sent by Section 314 of the Law shall be forwarded to the Home Branch at least fourteen (14) days before the date of the Meeting at which they are to be considered, together with additional copies of all such material as the Company shall be obliged to provide pursuant to the terms of the Listing Rules.

70.3 The Company shall (when it is obliged under the Law to lodge annual financial statements) provide the Home Branch with a copy of those documents at the same time as they are lodged with the Commission.

[See LR4.5].

71. INSPECTION OF BOOKS OF ACCOUNT

71.1 The books of account and records shall be kept at the Office of the Company or at such other place or places as the Directors think fit and shall at all times be open to inspection by the Directors of the Company or of any holding company of the Company.

71.2 Subject to the provisions of the Law the Directors shall from time to time determine whether and to what extent and at what times and places and under what conditions or regulations the books of account and records of the Company or any of them shall be open to the inspection of the members.

71.3 No member, not being a Director, shall be entitled to inspect any accounts, records, books or documents of the Company except as provided by the Law or authorised by the Directors

72. ACCOUNTS CONCLUSIVE

Every account of the Company (including any consolidated accounts of the Company and its subsidiaries and/or holding company if any) when audited and approved by a Meeting shall be conclusive.

73. AUDIT

73.1 An Auditor or Auditors shall be appointed in accordance with the Law and his or their duties shall be regulated in accordance with the Law.

73.2 The Auditor shall report to the members on the accounts to be laid before the Company at a Meeting and on the Company's accounting records relating to those accounts and, if the Company is a holding company for which group accounts are required by the Law, the Auditor of the Company shall also report to the members on the group accounts.

73.3 Any person who is:

(a) a Director of the Company;

(b) an officer of the Company;

(c) a partner, employer or employee of a Director or officer of the Company;

(d) a partner, employer or employee of an employee of a Director or officer of the Company;

(e) not a registered company auditor; or

(f) indebted in any amount exceeding FIVE THOUSAND DOLLARS ($5,000.00) to the Company or to a related corporation,

shall not be capable of being appointed or of acting as Auditor of the Company.

73.4 A copy of an Auditor's qualified report which in the opinion of the Auditor so stated in his report should be made known to shareholders shall be supplied forthwith by the Directors to the Home Branch.

73.5 The Company's Share Register and branch registers (if any) shall be audited at such times as are required by the Listing Rules.

[See LR8.16].

74. BUY-BACK ARRANGEMENTS

The Company may, so far as is permitted by law, buy securities in itself under arrangements provided for under the Law from time to time and shall be entitled to give financial assistance to any entity for the purpose of promoting such arrangements provided however that the requirements of the Listing Rules and the Law are satisfied in respect of any such arrangement.

[See LR7.29].

75. SALE OF LESS THAN MINIMUM HOLDING

75.1 This Article has effect notwithstanding any other provision of this Constitution, either express or implied, to the contrary and shall override the same to the extent of any inconsistency.

75.2 In this Article:

"Continuation Election" means an election by a Small Holder contained on or enclosed with a Continuing member Notice notifying the Company that this Article is not to apply to that Small Holder so that that Small Holder may remain as the holder of the securities registered in its name;

"Continuing member Notice" means a notice issued pursuant to Article 75.3 below;

"Election Deadline" means 5.00pm (Brisbane time) on a date specified in a Continuing member Notice, being a date not less than six (6) weeks after the date of dispatch of that Continuing member Notice;

"Minimum Holding" means a holding of securities the maximum of which shall be one marketable parcel of securities of the same class in the Company at the time of reference as determined by the Board from time to time;

"Small Holders" means persons registered, either alone or jointly with any other persons, as the holders of less than a Minimum Holding.

75.3 Subject to the provisions of this Article, the Board may determine no more than once in any twelve (12) month period, to require all (and not merely some) of the Small Holders of any class of securities in the Company to elect whether they wish to remain as the holders of the securities of that class in the Company registered in their name by:

(a) forwarding to each such Small Holder (including all persons registered jointly) a Continuing member Notice containing or enclosing:

(i) details of the securities of that class in the company held by the Small Holder;

(ii) statements to the effect that:

(A) the Company intends to invoke the provisions of this Article which allows for the sale of securities of that particular class held by all Small Holders in the Company;

(B) if any such Small Holder does not forward a Continuation Election signed in accordance with the instructions contained therein so as to be received by the Company by the Election Deadline, the Company will be, subject to this Article, entitled to sell the securities of that particular class held by those particular Small Holders in its absolute discretion; and

(C) in the case of a member whose securities are in a CHESS holding shall advise that the Company may, without further notice, after the Election Deadline, move the securities from the CHESS holding to an Issuer Sponsored or certificated holding for the purpose of sale.

(iii) Continuation Election;

(iv) a reply-paid envelope;

(v) a copy of the text of this Article; and

(vi) any other information which the Directors may desire to include; and

(b) lodging, on the same day as the Continuing member Notices are despatched, for publication in a newspaper circulating generally throughout Australia a notice including statements to the effect of those specified in Article (a)(ii) hereof.

75.4 After the Election Deadline has expired, the Company shall be entitled to sell, subject to this

of which Continuing member Notices were dispatched and for which the Company did not receive a Continuation Election signed in accordance with the instructions contained therein prior to the Election Deadline. Any such sale may be made on such terms and conditions, in such manner, at such prices and to such persons (including the Company itself where authorised by law) as the Board may in its absolute discretion think fit and, for the purposes of such sale, each such Small Holder shall be deemed to have appointed the Company as its agent and the Directors at the relevant time jointly and severally as its attorney in its name and on its behalf to effect a transfer of the securities so sold. Unless the securities are non-SCH-regulated any transfer of securities sold pursuant to this Article may be registered by the Company without the production of the certificates in respect of such securities.

75.5 Any transferee of any securities sold pursuant to this Article shall not be bound to see to the regularity of any procedure herein or to the application of the purchase consideration in respect of such sale nor shall any transferee be required to produce the certificates in respect of such securities to enable registration. Once the transferee has been registered as the holder of such securities his title shall not be affected by any irregularity or invalidity in any procedure hereunder and the only remedy of any Small Holder aggrieved by the sale of its securities shall be in damages only and against the Company exclusively and shall be limited to the amount of the sale consideration received (less any unpaid calls instalments or interest (if any) thereon).

75.6 The costs and expenses of any sale of securities pursuant to this Article (including legal costs and disbursements, brokerage and stamp duty) shall be borne and paid by the Company.

75.7 The sale consideration received for the sale of any securities (less any unpaid calls instalments or interest (if any) accrued thereon) shall be forthwith paid by the Company into a bank account opened and maintained for no other purpose and shall be held by the Company in trust for the Small Holder whose securities have been so sold. The Company shall then forthwith notify such Small Holder in writing that the relevant class of securities held by it have been sold and that the relevant sale consideration is being held by the Company pending the receipt by the Company of written instructions as to how such moneys are to be dealt with and, unless such certificates have been cancelled pursuant to this Constitution, the certificates in respect of such securities or evidence satisfactory to the Board that such certificates have been stolen lost or destroyed and have not been pledged sold or otherwise disposed of prior to their sale under this Article. The sale consideration for any securities sold pursuant to this Article shall be dealt with in accordance with Section 544 of the Law or the *Public Trustee Act* 1978 (Qld) as the case may be.

75.8 Except where the securities are non-SCH-regulated securities the Company shall cancel all certificates relating to securities sold pursuant to this Article.

75.9 Notwithstanding any provision of this Article, either express or implied, to the contrary:

(a) the Board shall not be bound to exercise the powers conferred by this Article and shall be entitled, at any time prior to a sale of securities being effected, to suspend or terminate its use by written notice to the Small Holders affected;

(b) the accidental omission by the Company to give any notice required under this Article or the non-receipt of any such notice by any Small Holder shall not invalidate any action undertaken in good faith pursuant to this Article;

(c) the Board may in its absolute discretion settle any ambiguity difficulty anomaly or dispute which may arise in relation to the operation of this Article;

(d) no sale of any securities pursuant to this Article shall be commenced if prior to such

of the same class as the securities which are to be sold pursuant to this Article has either been announced as being intended to be made or has been made and is still open for acceptance; and

(e) where a Continuing member Notice has been dispatched to any person who at a particular time was a Small Holder but, prior to the Election Deadline in relation thereto, that person acquires such number of securities in the Company of the same class in respect of which the Continuing member Notice was dispatched so that the total number of securities of that class to which the Small Holder is registered or is entitled to be registered becomes greater than or equal to a Minimum Holding of securities of that class and a transfer for such securities acquired has been lodged for registration with the Company, then this Article shall not apply to that in respect of that Continuing member Notice notwithstanding that that person may not have forwarded a continuation Election to the Company prior to the relevant Election Deadline in relation thereto.

75.10 This Article shall be subject to the potential operation of the Listing Rules or the SCH Business Rules (as the case may be) to the securities intended to be sold hereunder.

[See LR15.13].

76. FRACTIONAL ENTITLEMENTS AND DIFFICULTIES

The Board may determine as it thinks fit the manner in which fractional entitlements or any difficulties relating to distribution and adjustment of the rights of the members themselves are to be dealt with and, without limiting generality of the foregoing, may:

76.1 specify that fractions are to be disregarded or that any fractional entitlements are to be increased to the next whole number;

76.2 make cash payments in lieu of fractional entitlements or sell shares not divisible by reason of fractional entitlements and account for the net proceeds of sale to members entitled to such fractions proportionately;

76.3 fix the value for distribution of any specific assets or any part thereof;

76.4 vest any such cash shares or specific assets in trustees upon trusts for the persons entitled to the dividend or capitalised sum; or

76.5 appoint a person to sign a contract, on behalf of the members entitled to any further shares or debentures upon the capitalisation, with the Company providing for the issue to them, credited as fully paid up, of any such further shares or debentures or for the payment by the Company on their behalf of the amounts or any part of the amounts remaining unpaid on their existing shares by the application of their respective proportions of the sum resolved to be capitalised.

77. TAKEOVER APPROVAL PROVISIONS

Subject to the provisions of the Law where offers have been made for shares in the Company under a takeover scheme as defined in the Law and each such offer relates to a proportion of these shares in the Company included in a class of shares being a proportion that is the same in respect of each offer (herein called "the Takeover Scheme") the Directors shall refuse to register a transfer giving effect to a contract resulting from the acceptance of any offer pursuant to the Takeover Scheme unless the provisions of this Article have been complied with;

77.1 the Directors shall convene a Meeting of the Company to be held in accordance with this Constitution on a day which is not less than fifteen (15) days prior to the end of the period during which the offers made pursuant to the Takeover Scheme remain open;

77.2 at the Meeting referred to the members entitled to vote in accordance with Article 77.3 shall consider and vote on a resolution approving the Takeover Scheme which resolution shall be taken to have been passed if the votes cast in favour of the resolution exceed fifty per centum (50%) of all votes validly passed in respect of the resolution; and

77.3 for the purposes of the resolution referred to a person (other than the offerer under the Takeover Scheme or a person associated within the meaning of the Law with the offerer) who, as at 5.00pm on the day on which the first offer under the Takeover Scheme was made, held shares included in the class of shares the subject of the Takeover Scheme is entitled to vote and notwithstanding anything contained in this Constitution shall have one vote for each such share held.

78. NOTICE TO HOLDERS LESS THAN A MINIMUM HOLDING

78.1 In this Article:

"Minimum Holding" means a holding of 2,000 shares or other securities of the company or a Marketable Parcel of such shares or securities, whichever is the lesser; and

"Annual Reports, Accounts and Notices" means:

(a) any notice of a general meeting of members or class of members and any explanatory memorandum or other documents accompanying any such notice; and

(b) the accounts statements and reports referred to in Article 68.

78.2 Notwithstanding any other provision of this Constitution to the contrary, a member holding less than a Minimum Holding shall not be entitled to receive Annual Reports, Accounts and Notices in respect of that holding in the event that such member has returned to the Company a duly completed Request for Suspension of Full Notice Rights as described in Article 78.3(d) below ("Request for Suspension of Full Notice Rights").

78.3 Upon any person becoming a member holding less than a Minimum Holding, the Company shall be entitled to give to that member (in the manner prescribed for the giving of notice of general meetings) the documents referred to below:

(a) a written invitation to complete and return to the Company a Request for Suspension of Full Notice Rights;

(b) an explanation that, in the event that member returning to the Company a duly completed Request for Suspension of Full Notice Rights, he will not be entitled to receive Annual Reports, Accounts and Notices in respect of that holding and that such entitlement will be restored to the member forthwith upon return to the Company of a duly completed Request for Full Notice Rights as described in Article 78.4 ("Request for Full Notice Rights") at any time during which he is a member;

(c) an envelope, pre-printed with the address of the Registered Office of the Company, in which the Request for Suspension of Full Notice Rights may, should the member so desire, be mailed to the Company free of postage cost to the member;

(d) a form of Request for Suspension of Full Notice Rights as nearly as practicable in the following form:

SAM'S SEAFOOD HOLDINGS LIMITED

Request for Suspension of Full Notice Rights

I/We

....

(Full Name(s))

of

....

(Address(es))

being the holder(s) of less than a Minimum holding in the Company, hereby advise pursuant to Article 78.3 of the Constitution of the Company that I/we wish to cease to receive all Annual Reports, Accounts and Notices to which I/we would be entitled were it not for the operation of Article 78.3.

....

(Date) (Signature of member (s))

78.4 A member who, by returning to the Company a duly completed Request for Suspension of Full Notice Rights, has ceased to be entitled to receive Annual Reports, Accounts and Notices shall have that right restored forthwith upon the Company receiving from that member a duly completed Request for Full Notice Rights at any time during which he is a member, and which Request for Full Notice Rights shall as nearly as practicable be in the following form:

SAM'S SEAFOOD HOLDINGS LIMITED

Request for Full Notice Rights

I/We

....

(Full Name(s))

of

....

(Address(es))

being the holder(s) of less than a Minimum holding in the Company, hereby advise pursuant to Article 78.4 of the Constitution of the Company that I/we wish to receive all Annual Reports, Accounts and Notices to which I/we would be entitled were it not for the operation of Article 78.3.

....

(Date) (Signature of member (s))

78.5 Upon being requested to do so by a member, the company shall forward a Request for Full Notice Rights to the member in an envelope, pre-printed with the address of the Registered Office of the Company, in which the Request for Suspension of Full Notice Rights may, should the member so desire, be mailed to the Company free of postage cost to the member.

79. CONFIDENTIAL INFORMATION

79.1 No member, not being a Director, shall be entitled to require or receive any information concerning the business, trading or customers of the Company or any trade secret or secret process of or used by the Company.

79.2 Every Director, manager, trustee or member of a committee of the Company may be required by the Directors to sign a declaration pledging himself to observe strict secrecy respecting all transactions of the Company. Such a declaration may require the person so signing to pledge himself not to reveal any of the matters which may come to his knowledge in the discharge of his duties except when required to do so by the Directors or a member of a local board or by any Meeting of members or by a court of law and except so far as may be necessary in order to comply with any of the provisions in this Constitution.

79.3 A person who ceases to become a Director of the Company may, within a period of seven (7) years from the date of their cessation from office, be given access by the Company to materials referred to in Article 79.1 (which came into existence during the Director's term of office or arose from conduct during that term) upon the following terms and conditions:

(a) a written request is made to the Company for access by the former Director (or his duly authorised representative) stating a reasonable and lawful purpose for the access as well as particulars of the documentation that the former Director is wishing to obtain access to;

(b) the notice in Article (a) gives the Company a reasonable period of time prior to when access is requested;

(c) the Company shall be entitled (acting at all times reasonably) to reject or postpone (as the case may be) any request for access on the basis that to provide access would impose an unreasonable burden on the Company's resources, having regard to the circumstances of the Company at the time;

(d) the former Director provides the Company with an undertaking to meet all reasonable costs to be incurred by the Company in providing access; and

(e) the former Director signs a declaration along similar terms to that contemplated by Article 79.2.

80. NOTICES

80.1 Any notice to be given by the Company under or in reference to this Constitution may be served on the person to be notified either personally or by sending it through the post in a prepaid letter envelope or wrapper to the person to be notified at his registered place of address.

80.2 The signature to any notice to be given by the Company may be written, typewritten or printed.

80.3 Where a non-resident member has supplied an overseas facsimile or other electronic address to the Secretary, the Secretary shall endeavour to send by facsimile or other means of electronic communication to the facsimile or electronic address (as the case may be) a copy of any notice given to members but a failure to do so shall not affect the validity of any Meeting.

80.4 A notice may be given by the Company to the joint holders of a share by giving the notice to the joint holder first named in the Register in respect of the share and notice so given shall be sufficient notice to all the holders of such share.

80.5 Every person who by operation of law transfer or by other means whatsoever shall become entitled to any share shall be bound by every notice in respect of such share which, prior to his name and address being entered on the Register, shall have been duly given to the person from whom he derives his title to such share.

80.6 Any notice or document delivered or sent by post to or left at the registered address of any member pursuant to this Constitution shall, notwithstanding that such member be then deceased and whether or not the Company has notice of his decease, be deemed to have been duly served in respect of any share whether held by the member solely or jointly with other persons, until some other person be registered in his stead as the holder or joint holder thereof and such service shall for all purposes of this Constitution be deemed a sufficient service of such notice or document on his legal personal representatives and on all persons, if any, jointly interested with him in the share.

80.7 Any notice sent by post shall be deemed to have been served on the day following that on which the letter envelope or wrapper containing the same was posted.

80.8 In proving service of a notice by post it shall be sufficient to prove that the letter envelope or wrapper containing the notice was properly addressed stamped and posted. A certificate in writing signed by any manager Secretary or other officer of the Company that the letter envelope or wrapper containing the notice was so addressed and posted shall in the absence of evidence to the contrary be conclusive evidence thereof.

80.9 Subject to Article 80.12, any notices to be given under or in reference to this Constitution by the Company to any Director or vice versa may be given by facsimile, or other form of visible communication and shall be deemed to have been duly given when dispatched PROVIDED THAT:

(a) in the case of a facsimile transmission, at the completion of the transmission the machine operated by the sender signifies that the transmission has been received; and

(b) in the case of any other form of visible communication, where the intended recipient of the notice has signalled receipt of same.

80.10 Where a given number of days' notice, or notice extending over any period is required to be given, the day on which the notice is deemed to be served shall be excluded but the day for which the notice is given shall be included in calculating the number of days or other period.

80.11 Subject to any provisions with respect to service in the Law or in the rules of any court in which proceedings are brought by the Company or its liquidator against any Director or member, all summonses, notices, process, orders and judgments in relation to any such proceedings may be served on such Director or member by registered post and the provisions contained in the foregoing paragraphs of this Article shall apply mutatis mutandis and such service shall be deemed for all purposes to be personal service.

80.12 Subject to Article 80.1, notice of every Meeting or, if required, any adjournments thereof shall be given in any manner hereinbefore authorised to:

(a) every member;

(b) every person entitled by transmission to vote under this Constitution; and

(c) the Auditor for the time being of the Company.

81. OVERSEAS SHAREHOLDERS

81.1 Upon an issue of Equity Securities, the Directors may take such steps as are authorised from time to time by the Listing Rules and as they shall think fit to provide equitably in all the circumstances for the rights and interests of any Overseas Shareholder.

81.2 Documents for Overseas Shareholders shall be forwarded by air or by facsimile, or in another way that ensures they will be received quickly.

[See LR15.10].

81.3 In this Article 81, "Overseas Shareholder" means a member of the Company who has not supplied to the Company an address within Australia pursuant to Article 80.1 and:

(a) being an individual, the Directors have reason to believe is not resident in Australia; or

(b) being a company, the Directors have ascertained that it is not registered in Australia.

82. INDEMNITY AND LIABILITY OF DIRECTORS AND OTHER OFFICERS

82.1 To the extent permitted by law, the Company shall:

(a) indemnify a person who is or has been an Officer of the Company against liability incurred by the person as such an Officer to another person (other than the Company or a related body corporate); and

(b) indemnify a person who is or has been an Officer or Auditor of the Company against liability for costs and expenses incurred by the person in defending proceedings, whether civil or criminal, in which judgment is given in favour of the person or in which the person is acquitted or in connection with an application, in relation to such proceedings, in which the Court grants relief to the person under the Law.

82.2 The Company may pay, or agree to pay, at the discretion of the Directors, a premium in respect of a contract insuring a person who is or has been an Officer of the Company against the liability incurred by the person as such an Officer, except for a liability arising out of conduct involving a wilful breach of duty in relation to the Company or a contravention of sections 182, 183 or 184 of the Law. In the case of a Director, any such premium shall be paid in addition to any remuneration paid to that Director by the Company in accordance with the Constitution.

82.3 A person who ceases to become a Director of the Company may, within a period of seven (7) years from the date of their cessation from office, be given access by the Company to materials referred to in Article 82.1 (which came into existence during the Director's term of office or arose from conduct during that term) upon the following terms and conditions:

(a) A written request is made to the Company for access by the former Director (or his duly authorised representative) stating a reasonable and lawful purpose for the access as well as particulars of the documentation that the former Director is wishing to obtain access to;

(b) The notice in Article (a) gives the Company a reasonable period of time prior to when access is requested;

(c) The Company shall be entitled (acting at all times reasonably) to reject or postpone (as the case may be) any request for access on the basis that to provide access would impose an unreasonable burden on the Company's resources, having regard to the circumstances of the Company at that time;

(d) The former Director provides the Company with an undertaking to meet all reasonable costs to be incurred by the Company in providing access; and

(e) The former Director signs a declaration along similar terms to that contemplated by Article 82.2.

82.4 For the purpose of this Article "Officer" shall have the meaning ascribed to that term in section 82A of the Law.

83. **RESTRICTED SECURITIES**

83.1 Subject to Article 18.5, the Company shall refuse to acknowledge, deal with, accept or register any sale, assignment or transfer of Restricted Securities which is or might or might be in breach of the Listing Rules or any escrow agreement entered into by the Company under the Listing Rules in relation to the Restricted Securities.

[See LR15.12].

83.2 In the event of a breach of any escrow agreement entered into by the Company under the Listing Rules in relation to shares which are classified under the Listing Rules or by the Home Branch as Restricted Securities, the member holding the shares in question shall to the extent permitted by law cease to be entitled to any dividends and to any voting rights in respect of those shares for so long as the breach subsists.

See LR15.12.3].

84. **WINDING UP**

84.1 In this Article the term "surplus assets" shall mean those assets of the Company which, upon the winding up of the Company, remain after the payment of debts and liabilities of the Company and of the costs of winding up.

84.2 Subject to Article 84.3 hereof, upon the winding up of the Company the surplus assets shall, subject to the terms and conditions upon which any shares have been issued, be distributed as follows:

(a) firstly, in repayment of paid-up capital in accordance with the respective rights of the members; and

(b) secondly, the balance then remaining shall be distributed among the ordinary members in proportion to the capital paid up or which ought to have been paid up at the commencement of the winding up on the shares held by them respectively other than amounts paid in advance of calls.

84.3 If the surplus assets shall be insufficient to repay the whole of the paid-up capital, such assets shall be distributed, subject to the provisions of Article 84.4, so that as nearly as may be the losses shall be borne by the members in proportion to the capital paid up or which ought to have been paid up at the commencement of the winding up on the shares held by them respectively, but disregarding amounts paid in advance of calls.

84.4 If the Company is wound up, whether voluntarily or otherwise, then, subject to the rights of holders of shares issued on special conditions, the liquidator, with the sanction of a special resolution, may divide in specie among the contributories of the Company any part of the surplus assets of the Company and in particular, any shares stocks or debentures of any other company to which the Company may be entitled and, with the like sanction, may vest any part of the surplus assets of the Company in trustees on such trusts for the benefit of the contributories or any of them as the liquidator with the like sanction shall think fit.

84.5 Any division under Article 84.4 may, if thought expedient by the liquidator, be otherwise than in accordance with the legal rights of the contributories of the Company and in particular any class may be given preference or special rights or may be excluded altogether or in part PROVIDED THAT if any division otherwise than in accordance with the legal rights of the contributories shall be determined on, any contributory who would be prejudiced thereby shall have a right of dissent and ancillary rights as if such determination were a special resolution passed pursuant to the Law.

84.6 In case any of the surplus assets to be distributed pursuant to Article 84.4 are shares upon which there is a liability to calls or otherwise, any person entitled under such distribution to any of the said shares may within ten (10) days after the passing of the special resolution by notice in writing direct the liquidator to sell his proportion and pay him the net proceeds and the liquidator shall act accordingly if practicable.

84.7 No remuneration shall be paid by the Company to any Director or liquidator upon any sale or realisation of the Company's undertaking or assets or any part thereof except with the prior sanction of a Meeting convened by at least seven (7) days' notice specifying the remuneration proposed to be paid.

85. SUPPLY OF DOCUMENTATION TO EXCHANGE

The Company shall supply to the Exchange all documentation required by the Listing Rules or otherwise to be lodged with the Home Branch or released or issued by the Company for the information of holders of any of the Company's securities in accordance with the manner prescribed in the Listing Rules.

[See LR's 3.17, 15.2 thru 15.7].

86. SALE OF MAIN UNDERTAKING

Any sale or disposal of the Company's main undertaking shall be conditional upon approval by shareholders at a Meeting. At the Meeting held to approve any sale or disposal, any person who may benefit (in a capacity other than only as a security holder of the Company) from the sale or disposal and any person who for the purposes of Division 2 of Part 1.2 of the Law would be regarded as a person associated with that person shall not vote on the resolution.

[See LR11.2].

87. LISTING AND SCH BUSINESS RULES

87.1 In the event of the Company being admitted to the Official List of the Exchange, and for so long as the Company remains admitted to the Official List of the Exchange, the following provisions shall apply:

(a) notwithstanding anything contained in this Constitution, if the Listing Rules prohibit an act being done, the act shall not be done;

(b) nothing contained in this Constitution prevents an act being done that the Listing Rules require to be done;

(c) if the Listing Rules require an act to be done or not to be done, authority is given for that act to be done or not to be done (as the case may be);

(d) if the Listing Rules require this Constitution to contain a provision and it does not contain such a "provision") this Constitution is deemed to contain that provision;

(e) if the Listing Rules require this Constitution not to contain a provision and this Constitution contain such a provision, this Constitution is deemed not to contain that

(f) if any provision of this Constitution is or becomes inconsistent with the Listing Rules, this Constitution is deemed not to contain that provision to the extent of the inconsistency.

87.2 This Constitution (other than Article 87.1) is also to be read as subject to the SCH Business Rules and in the case of any inconsistency between any Article (other than Article 87.1) and any provision of the SCH Business Rules, the provisions of the SCH Business Rules shall prevail and the Article should be read down accordingly PROVIDED ALWAYS THAT the provisions of Article 87.1 shall be paramount and given full force and effect and notwithstanding any inconsistency between any Article or any provision of the SCH Business Rules.

[See App15A of the LR's].

The Company may do all things which under the Law a company may do if so authorised by its Constitution. We, the undermentioned several persons whose names are subscribed being subscribers to this Constitution hereby agree to and subscribe the foregoing Constitution.

Signature of Subscribers	**Signature and Address of Witnesses**

DATED this day of 2002.

Sam's Seafood Holdings limited

(ABN 45 098 448 269)

Office Address: 15 Hercules St, Hamilton, Qld 4007

Postal Address: PO Box 393 Hamilton, Qld 4007

Telephone: 61-7-3633 4700 Fax: 61-7-3268 5231 Email: info@sams.com.au

---

Date: 18 December 2001

Attention: Ms Melissa Grundy
Australian Stock Exchange Limited
Level 6
Riverside Centre
123 Eagle Street
BRISBANE QLD 4001

Facsimile: (07) 3832 4114

Dear Melissa

RE: SAM'S SEAFOOD HOLDINGS LIMITED

Sam's Seafood Holdings Limited ("the Company") wishes to advise that pursuant to the Prospectus issued by the Company dated 30 October 2001, the Company has received applications for 3,543,000 ordinary shares at an offer price of $1.00 each. Accordingly, pursuant to the Prospectus:

(a) 3,000,000 ordinary shares have been issued by the Company; and

(b) 543,000 ordinary shares have been transferred by the Vendor Shareholders.

Yours faithfully

Ken Situ
Company Secretary
Sam's Seafood Holdings Limited

Sam's Seafood Holdings limited

(ABN 45 098 448 269)

Office Address: 15 Hercules St, Hamilton, Qld 4007

Postal Address: PO Box 393 Hamilton, Qld 4007

Telephone: 61-7-3633 4700 Fax: 61-7-3268 5231 Email: info@sams.com.au

---

Date: 18 December 2001

Attention: Ms Melissa Grundy
Australian Stock Exchange Limited
Level 6
Riverside Centre
123 Eagle Street
BRISBANE QLD 4001

Facsimile: (07) 3832 4114

02 APR -4 AM 8:0

Dear Melissa

RE: SAM'S SEAFOOD HOLDINGS LIMITED

Sam's Seafood Holdings Limited ("the Company") confirms that the Vendor Shareholders have agreed to voluntarily restrict some of their holdings in the Company. A summary of the number of securities subject to the voluntary restriction up to 30 October 2003 is set out below:

Holder of Shares	Number of Shares to be Released at 30 October 2003
Nicholas Spiro Noutsatos	5,432,000
Tania Maree Noutsatos	4,074,000
Shirley Isobel Noutsatos	2,716,000
Kristina Georges	1,358,000
TOTAL	**13,580,000**

Yours faithfully

Ken Situ
Company Secretary
Sam's Seafood Holdings Limited

Sam's Seafood Holdings limited

(ABN 45 098 448 269)

Office Address: 15 Hercules St, Hamilton, Qld 4007
Postal Address: PO Box 393 Hamilton, Qld 4007
Telephone: 61-7-3633 4700 Fax: 61-7-3268 5231 Email: info@sams.com.au

Date: 18 December 2001

Attention: Ms Melissa Grundy
Australian Stock Exchange Limited
Level 6
Riverside Centre
123 Eagle Street
BRISBANE QLD 4001

Facsimile: (07) 3832 4114

02 APR -4 AM 8:0?

Dear Melissa

RE: SAM'S SEAFOOD HOLDINGS LIMITED

Sam's Seafood Holdings Limited ("Sam's Seafood") wishes to confirm that the Sale of Business Agreement dated 24 October 2001, pursuant to which it agreed to acquire the business known as Sam's Seafood and details of which were set out in the Prospectus issued by Sam's Seafood dated 30 October 2001, has now been completed and the following shares have been issued by Sam's Seafood in accordance with the terms of that Agreement:

- Nicholas Noutsatos – 7,977,200 ordinary shares
- Tania Noutsatos – 5,982,900 ordinary shares
- Shirley Noutsatos – 3,988,600 ordinary shares
- Kristina Georges – 1,994,300 ordinary shares

Yours faithfully

Ken Situ
Company Secretary
Sam's Seafood Holdings Limited

Sam's Seafood Holdings limited

(ABN 45 098 448 269)

Office Address: 15 Hercules St, Hamilton, Qld 4007

Postal Address: PO Box 393 Hamilton, Qld 4007

Telephone: 61-7-3633 4700 Fax: 61-7-3268 5231 Email: info@sams.com.au

Date: 18 December 2001

Attention: Ms Melissa Grundy
Australian Stock Exchange Limited
Level 6
Riverside Centre
123 Eagle Street
BRISBANE QLD 4001

Facsimile: (07) 3832 4114

Dear Melissa

RE: SAM'S SEAFOOD HOLDINGS LIMITED

Sam's Seafood Holdings Limited ("the Company") confirms that the Vendor Shareholders have agreed to voluntarily restrict some of their holdings in the Company. A summary of the number of securities subject to the voluntary restriction up to 30 October 2003 is set out below:

Holder of Shares	Number of Shares to be Released at 30 October 2003
Nicholas Spiro Noutsatos	
Tania Maree Noutsatos	
Shirley Isobel Noutsatos	
Kristina Georges	
TOTAL	

Yours faithfully

Ken Situ
Company Secretary
Sam's Seafood Holdings Limited

Sam's Seafood Holdings limited

(ABN 45 098 448 269)

Office Address: 15 Hercules St, Hamilton, Qld 4007

Postal Address: PO Box 393 Hamilton, Qld 4007

Telephone: 61-7-3633 4700 Fax: 61-7-3268 5231 Email: info@sams.com.au

---

Date: 18 December 2001

Attention: Ms Melissa Grundy
Australian Stock Exchange Limited
Level 6
Riverside Centre
123 Eagle Street
BRISBANE QLD 4001

02 APR -4 AM 8: 11

Facsimile: (07) 3832 4114

Dear Melissa

RE: SAM'S SEAFOOD HOLDINGS LIMITED

Sam's Seafood Holdings Limited ("the Company") wishes to advise that any oversubscriptions which have been raised under the Prospectus issued by the Company dated 30 October 2001 will be used to reduce the debt of the Company.

Yours faithfully

Ken Situ
Company Secretary
Sam's Seafood Holdings Limited

WHOLESALERS, RETAILERS, EXPORTERS & PROCESSORS OF FRESH & FROZEN SEAFOOD

SAM'S SEAFOOD

PRESS RELEASE December 21, 2001

Sam's floats at a premium

Sam's Seafood Holdings Ltd on Friday listed at a 11 percent premium on the Australian Stock Exchange, with an opening trade of $1.11 compared to an issue price of $1.00 a share.

Sam's Seafood Holdings chief executive Nick Noutsatos said the first trading day was a milestone for the company and for its shareholders.

"This is the start of an exciting time in the company's history," he said.

"We started 17 years ago with a single van and a $2500 loan and here we are today, a listed company with a market cap of $23 million."

He said Sam's Seafood, which raised $3.54 million in its initial public offering, was a solid, profitable business and was well on track to meet its growth and financial targets.

"The funds raised will allow us to implement a growth strategy, to expand our existing capacity by ten times," he said.

Mr Noutsatos said Sam's Seafood would increase its discount card from five percent to ten percent for use at the company's retail outlets and restaurant, for shareholders with more than 5000 shares.

He said the company was focused on building shareholder value over the long term.

"I want to thank investors for having faith in me and in Sam's and also our regular customers for their loyal following, and helping Sam's become the resilient, strong brand name that it is," he said.

Sam's Seafood supplies to Qantas Ltd, Metcash Trading Ltd, Foodland Associated Ltd, IGA, Australian United Retailers, as well as restaurants, clubs and 70 percent of Brisbane's fish and chip shops.

The company has grown by 30 percent every year since it started, and now services 10,000 customers through its retail shops and restaurant every week.

Sam's Seafood reported net profit of $1.3 million on revenue of $27.1 million in financial 2001. The company forecasts net profit growth of 20 percent to $1.58 million on revenues of $33.69 million in the financial year to June 30, 2002.

Further Information -
Nick Noutsatos
0418 736 745

SAM'S SEAFOOD HOLDINGS LIMITED

15 Hercules Street, Hamilton, Qld 4116
PO Box 393, Brisbane 4007
Phone: 07 3633 4700, Fax: 07 3268 5231
ABN: 45 098 448 269
E-Mail: info@sams.com.au

21 December 2001

The Australian Stock Exchange Limited
Company Announcement Office
Facsimile No: 1300 300 021

ANNOUNCEMENT TO THE MARKET

SHAREHOLDER REWARD PLAN

The Board of Directors of Sam's Seafood Holdings Limited ("the Company") is pleased to announce that, in order to reward our loyal shareholders and encourage potential investors to take advantage of the wide range of seafood products that can be purchased at the Company's retail outlets (including the retail shop at Hamilton and Sam's on Suttons), all shareholders with 5,000 or more shares in the Company will be entitled to a 10% (instead of 5% as disclosed in the Prospectus) discount on the retail value of the products purchased.

By order of the Board

Ken Situ
Company Secretary

Rules 4.1, 4.3

Appendix 4B (rule 4.13(b))

Half yearly/preliminary final report

Introduced 1/7/2000. Amended 30/9/2001.

Name of entity

Sam's Seafood Holdings Limited

ABN	Half yearly *(tick)*	Preliminary final *(tick)*	Half year/financial year ended ('current period')
45 098 448 269	✓		31 December 2001

For announcement to the market

Extracts from this report for announcement to the market (see note 1).

				$A'000
Revenues from ordinary activities *(item 1.1)*	up/down	%	to	14,664
Profit (loss)from ordinary activities after tax (before amortisation of goodwill) attributable to members *(item 1.20)*	up/down	%	to	1,143
Profit (loss) from ordinary activities after tax attributable to members (*item 1.23*)	up/down	%	to	718
Profit (loss) from extraordinary items after tax attributable to members (*item 2.5(d)*)	gain (loss) of			-
Net profit (loss) for the period attributable to members *(item 1.11)*	up/down	%	to	718

Dividends (distributions)	Amount per security	Franked amount per security
Final dividend *(Preliminary final report only - item 15.4)* Interim dividend *(Half yearly report only - item 15.6)*	3 ¢	3 ¢
Previous corresponding period *(Preliminary final report - item 15.5; half yearly report - item 15.7)*	N/A	N/A

+ See chapter 19 for defined terms.

+Record date for determining entitlements to the dividend, (in the case of a trust, distribution) *(see item 15.2)*	13 May 2002

Brief explanation of omission of directional and percentage changes to profit in accordance with Note 1 and short details of any bonus or cash issue or other item(s) of importance not previously released to the market:

This is the first set of financial data being released by the Company since its admission to the Australian Stock Exchange on 21 December 2001.

Consolidated profit and loss account

		Current period - $A'000	Previous corresponding period - $A'000
1.1	Revenues from ordinary activities	14,664	N/A
1.2	Expenses from ordinary activities *(see items 1.24 + 12.5 + 12.6)*	13,385	
1.3	Borrowing costs	109	
1.4	Share of net profit (loss) of associates and joint venture entities *(see item 16.7)*	-	
1.5	**Profit (loss) from ordinary activities before tax**	**1,170**	
1.6	Income tax on ordinary activities *(see note 4)*	452	
1.7	**Profit (loss) from ordinary activities after tax**	**718**	
1.8	Profit (loss) from extraordinary items after tax *(see item 2.5)*	-	
1.9	**Net profit (loss)**	**718**	
1.10	Net profit (loss) attributable to outside +equity interests	-	
1.11	**Net profit (loss) for the period attributable to members**	**718**	

Consolidated retained profits

1.12	Retained profits (accumulated losses) at the beginning of the financial period	-	
1.13	Net profit (loss) attributable to members *(item 1.11)*	718	
1.14	Net transfers to and from reserves	-	
1.15	Net effect of changes in accounting policies	-	

+ See chapter 19 for defined terms.

1.16	Dividends and other equity distributions paid or payable	-	
1.17	**Retained profits (accumulated losses) at end of financial period**	718	

Profit restated to exclude amortisation of goodwill

		Current period $A'000	Previous corresponding period $A'000
1.18	Profit (loss) from ordinary activities after tax before outside equity interests (*items 1.7*) and amortisation of goodwill	1,143	
1.19	Less (plus) outside +equity interests	-	
1.20	**Profit (loss) from ordinary activities after tax (before amortisation of goodwill) attributable to members**	1,143	

Profit (loss) from ordinary activities attributable to members

		Current period $A'000	Previous corresponding period $A'000
1.21	Profit (loss) from ordinary activities after tax (*item 1.7*)	718	
1.22	Less (plus) outside +equity interests	-	
1.23	**Profit (loss) from ordinary activities after tax, attributable to members**	718	

Revenue and expenses from ordinary activities

AASB 1004 requires disclosure of specific categories of revenue and AASB 1018 requires disclosure of expenses from ordinary activities according to either their nature of function. Entities must report details of revenue and expenses from ordinary activities using the layout employed in their accounts. See also items 12.1 to 12.6.

+ See chapter 19 for defined terms.

		Current period $A'000	Previous corresponding period $A'000
1.24	Details of revenue and expenses		
	Revenue:		
	- Sales	14,629	
	- Rental Income	21	
	- Interest Income	14	

		14,664	
		======	
	Expenses:		
	- Cost of Goods Sold	10,720	
	- Goodwill Amortisation	425	
	- Employees Benefits	1,257	
	- Other	816	

		13,218	
		=====	

Intangible and extraordinary items

		Consolidated - current period			
		Before tax $A'000 (a)	Related tax $A'000 (b)	Related outside +equity interests $A'000 (c)	Amount (after tax) attributable to members $A'000 (d)
2.1	Amortisation of goodwill	425	-	-	425
2.2	Amortisation of other intangibles	-	-	-	-
2.3	**Total amortisation of intangibles**	425	-	-	425
2.4	Extraordinary items (details)	-	-	-	-
2.5	**Total extraordinary items**	-	-	-	-

+ See chapter 19 for defined terms.

Comparison of half year profits
(Preliminary final report only)

		Current year - $A'000	Previous year - $A'000
3.1	Consolidated profit (loss) from ordinary activities after tax attributable to members reported for the *1st* half year (item 1.23 in the half yearly report)	N/A	N/A
3.2	Consolidated profit (loss) from ordinary activities after tax attributable to members for the *2nd* half year	N/A	N/A

Consolidated balance sheet

		At end of current period $A'000	As shown in last annual report $A'000	As in last half yearly report $A'000
	Current assets			
4.1	Cash	2,110	N/A	
4.2	Receivables	3,882		
4.3	Investments	-		
4.4	Inventories	1,681		
4.5	Other (provide details if material)	16		
4.6	**Total current assets**	**7,689**		
	Non-current assets			
4.7	Receivables	-		
4.8	Investments (equity accounted)	-		
4.9	Other investments	17		
4.10	Inventories	-		
4.11	Exploration and evaluation expenditure capitalised (see para .71 of *AASB 1022*)	-		
4.12	Development properties (+mining entities)	-		
4.13	Other property, plant and equipment (net)	2,281		
4.14	Intangibles (net)	17,434		
4.15	Other (provide details if material)	-		
4.16	**Total non-current assets**	**19,732**		
4.17	**Total assets**	**27,421**		
	Current liabilities			
4.18	Payables	5,511		
4.19	Interest bearing liabilities	319		
4.20	Provisions	575		
4.21	Other (provide details if material)	-		

+ See chapter 19 for defined terms.

4.22	**Total current liabilities**	**6,405**		
	Non-current liabilities			
4.23	Payables	-		
4.24	Interest bearing liabilities	1,739		
4.25	Provisions	70		
4.26	Other (provide details if material)	-		
4.27	**Total non-current liabilities**	**1,809**		
4.28	**Total liabilities**	**8,214**		
4.29	**Net assets**	**19,207**		

Consolidated balance sheet continued

	Equity			
4.30	Capital/contributed equity	18,489		
4.31	Reserves	-		
4.32	Retained profits (accumulated losses)	718		
4.33	**Equity attributable to members of the parent entity**	**19,207**		
4.34	Outside +equity interests in controlled entities	-		
4.35	**Total equity**	**19,207**		
4.36	Preference capital included as part of 4.33	-		

Exploration and evaluation expenditure capitalised

To be completed only by entities with mining interests if amounts are material. Include all expenditure incurred regardless of whether written off directly against profit.

		Current period $A'000	Previous corresponding period - $A'000
5.1	Opening balance	N/A	
5.2	Expenditure incurred during current period		
5.3	Expenditure written off during current period		
5.4	Acquisitions, disposals, revaluation increments, etc.		
5.5	Expenditure transferred to Development Properties		

+ See chapter 19 for defined terms.

5.6	**Closing balance as shown in the consolidated balance sheet** *(item 4.11)*		

Development properties

(To be completed only by entities with mining interests if amounts are material)

		Current period $A'000	Previous corresponding period - $A'000
6.1	Opening balance	N/A	
6.2	Expenditure incurred during current period		
6.3	Expenditure transferred from exploration and evaluation		
6.4	Expenditure written off during current period		
6.5	Acquisitions, disposals, revaluation increments, etc.		
6.6	Expenditure transferred to mine properties		
6.7	**Closing balance as shown in the consolidated balance sheet** *(item 4.12)*		

Consolidated statement of cash flows

		Current period $A'000	Previous corresponding period - $A'000
	Cash flows related to operating activities		
7.1	Receipts from customers	12,820	N/A
7.2	Payments to suppliers and employees	(11,087)	
7.3	Dividends received from associates	-	
7.4	Other dividends received	-	
7.5	Interest and other items of similar nature received	-	
7.6	Interest and other costs of finance paid	-	
7.7	Income taxes paid	-	
7.8	Other (provide details if material)	21	
7.9	**Net operating cash flows**	**1,754**	
	Cash flows related to investing activities		
7.10	Payment for purchases of property, plant and equipment	(18)	
7.11	Proceeds from sale of property, plant and equipment	13	
7.12	Payment for purchases of equity investments	-	
7.13	Proceeds from sale of equity investments	-	
7.14	Loans to other entities	-	
7.15	Loans repaid by other entities	-	
7.16	Loans to related parties	(1,060)	

+ See chapter 19 for defined terms.

7.17	**Net investing cash flows**	**(1,065)**	
	Cash flows related to financing activities		
7.18	Proceeds from issues of +securities (shares, options, etc.)	3,000	
7.19	Proceeds from borrowings	-	
7.20	Repayment of borrowings	(250)	
7.21	Dividends paid	-	
7.22	Costs of capital raising	(466)	
7.23	**Net financing cash flows**	**2,284**	
7.24	**Net increase (decrease) in cash held**	**2,973**	
7.25	Cash at beginning of period *(see Reconciliation of cash)*	(863)	
7.26	Exchange rate adjustments to item 7.25.	-	
7.27	**Cash at end of period** *(see Reconciliation of cash)*	**2,110**	

Non-cash financing and investing activities

Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows are as follows. If an amount is quantified, show comparative amount.

Refer to attachment

Reconciliation of cash

Reconciliation of cash at the end of the period (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.	Current period $A'000	Previous corresponding period - $A'000
8.1 Cash on hand and at bank	3,078	
8.2 Deposits at call	-	
8.3 Bank overdraft	(968)	
8.4 Other (provide details)	-	
8.5 Total cash at end of period *(item 7.27)*	2,110	

Ratios

	Current period	Previous corresponding period
Profit before tax / revenue 9.1 Consolidated profit (loss) from ordinary activities before tax (*item 1.5*) as a percentage of revenue (*item 1.1*)	7.9%	

+ See chapter 19 for defined terms.

9.2	**Profit after tax / +equity interests** Consolidated net profit (loss) from ordinary activities after tax attributable to members (*item 1.9*) as a percentage of equity (similarly attributable) at the end of the period (*item 4.33*)	3.7%	

Earnings per security (EPS)		Current period	Previous corresponding period
10.1	Calculation of the following in accordance with *AASB 1027: Earnings per Share*		
	(a) Basic EPS	3.1 cents	
	(b) Diluted EPS (if materially different from (a))	-	
	(c) Weighted average number of ordinary shares outstanding during the period used in the calculation of the Basic EPS	22,943,100 (refer to Attachment)	

NTA backing *(see note 7)*		Current period	Previous corresponding period
11.1	Net tangible asset backing per +ordinary security	7.7 cents per share	

Details of specific receipts/outlays, revenues/ expenses

		Current period $A'000	Previous corresponding period - $A'000
12.1	Interest revenue included in determining item 1.5	14	
12.2	Interest revenue included in item 12.1 but not yet received (if material)	-	
12.3	Interest costs excluded from borrowing costs, capitalised in asset values	-	
12.4	Outlays (except those arising from the +acquisition of an existing business) capitalised in intangibles (if material)	-	
12.5	Depreciation and amortisation (excluding amortisation of intangibles)	167	

+ See chapter 19 for defined terms.

12.6	Other specific relevant items not shown in item 1.24 *(see note 15)*	-	

Control gained over entities having material effect

13.1	Name of entity (or group of entities)	Refer to Attachment
13.2	Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the entity (or group of entities) since the date in the current period on which control was +acquired	$
13.3	Date from which such profit has been calculated	
13.4	Profit (loss) from ordinary activities and extraordinary items after tax of the entity (or group of entities) for the whole of the previous corresponding period	$

Loss of control of entities having material effect

14.1	Name of entity (or group of entities)	N/A
14.2	Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the entity (or group of entities) for the current period to the date of loss of control	$
14.3	Date to which the profit (loss) in item 14.2 has been calculated	
14.4	Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the entity (or group of entities) while controlled during the whole of the previous corresponding period	$
14.5	Contribution to consolidated profit (loss) from ordinary activities and extraordinary items from sale of interest leading to loss of control	$

Reports for industry and geographical segments

Information on the industry and geographical segments of the entity must be reported for the current period in accordance with AASB 1005: Financial Reporting by Segments. Because of the different structures employed by entities, a pro forma is not provided. Segment information should be completed separately and attached to this report. However, the following is the presentation adopted in the Appendices to AASB 1005 and indicates which amounts should agree with items included elsewhere in this report.

+ See chapter 19 for defined terms.

Segments (refer to Attachment)

Operating Revenue
Sales to customers outside the economic entity
Inter-segment sales
Unallocated revenue

Total revenue

Segment result

Unallocated expenses

Consolidated profit (loss) from ordinary activities before tax (equal to item 1.5)

Segment assets)
Unallocated assets)
Total assets (*equal to item 4.17*))

Comparative data for segment assets should be as at the end of the previous corresponding period.

Dividends (in the case of a trust, distributions)

15.1	Date the dividend (distribution) is payable	1 July 2002
15.2	+Record date to determine entitlements to the dividend (distribution) (ie, on the basis of registrable transfers received by 5.00 pm if +securities are not +CHESS approved, or security holding balances established by 5.00 pm or such later time permitted by SCH Business Rules if +securities are +CHESS approved)	13 May 2002
15.3	If it is a final dividend, has it been declared? *(Preliminary final report only)*	

Amount per security

		Amount per security	Franked amount per security at 30% tax	Amount per security of foreign source dividend
15.4	*(Preliminary final report only)* **Final dividend:** Current year	¢	¢	¢
15.5	Previous year	¢	¢	¢
15.6	*(Half yearly and preliminary final reports)* **Interim dividend:** Current year	3 ¢	3 ¢	¢
15.7	Previous year	N/A	¢	¢

Total dividend (distribution) per security (interim *plus* final)

(Preliminary final report only)

		Current year	Previous year
15.8	+Ordinary securities	¢	¢
15.9	Preference +securities	¢	¢

+ See chapter 19 for defined terms.

Half yearly report - interim dividend (distribution) on all securities *or* Preliminary final report - final dividend (distribution) on all securities

		Current period $A'000	Previous corresponding period - $A'000
15.10	+Ordinary securities		
15.11	Preference +securities		
15.12	Other equity instruments		
15.13	**Total**		

The +dividend or distribution plans shown below are in operation.

Dividend Reinvestment Plan

The last date(s) for receipt of election notices for the +dividend or distribution plans	

Any other disclosures in relation to dividends (distributions)

Details of aggregate share of profits (losses) of associates and joint venture entities

		Current period $A'000	Previous corresponding period - $A'000
16.1	Profit (loss) from ordinary activities before income tax	N/A	
16.2	Income tax on ordinary activities		
16.3	**Profit (loss) from ordinary activities after income tax**		
16.4	Extraordinary items net of tax		
16.5	**Net profit (loss)**		
16.6	Outside +equity interests		
16.7	**Net profit (loss) attributable to members**		

+ See chapter 19 for defined terms.

Material interests in entities which are not controlled entities

The economic entity has an interest (that is material to it) in the following entities. If the interest was acquired or disposed of during either the current or previous corresponding period, indicate date of acquisition ("from xx/xx/xx") or disposal ("to xx/xx/xx").

Name of entity	Percentage of ownership interest held at end of period or date of disposal		Contribution to net profit (loss) (*item 1.9*)	
17.1 Equity accounted associates and joint venture entities	Current period	Previous corresponding period	Current period - $A'000	Previous corresponding period- $A'000
	N/A			
17.2 Total				
17.3 Other material interests				
17.4 Total				

Issued and quoted securities at end of current period

Description includes rate of interest and any redemption or conversion rights together with prices and dates.

Category of +securities	Total number	Number quoted	Issue price per security (see note 14) (cents)	Amount paid up per security (see note 14) (cents)
18.1 Preference +securities *(description)*	-	-	-	-
18.2 Changes during current period (a) Increases through issues (b) Decreases through returns of capital, buybacks, redemptions				
18.3 +Ordinary securities	22,943,100	22,943,100		

+ See chapter 19 for defined terms.

18.4	Changes during current period (a) Increases through issues (b) Decreases through returns of capital, buybacks	(a) (1) 100 (a) (2) 19,943,000 (a) (3) 3,000,000	100 19,943,000 3,000,000	100 80 100	100 80 100
18.5	**+Convertible debt securities** *(description and conversion factor)*				
18.6	Changes during current period (a) Increases through issues (b) Decreases through securities matured, converted				
18.7	**Options** *(description and conversion factor)*			*Exercise price*	*Expiry date (if any)*
18.8	Issued during current period				
18.9	Exercised during current period				
18.10	Expired during current period				
18.11	**Debentures** *(totals only)*				
18.12	**Unsecured notes** *(totals only)*				

Comments by directors

Comments on the following matters are required by ASX or, in relation to the half yearly report, by AASB 1029: Half-Year Accounts and Consolidated Accounts. The comments do not take the place of the directors' report and statement (as required by the Corporations Act) and may be incorporated into the directors' report and statement. For both half yearly and preliminary final reports, if there are no comments in a section, state NIL. If there is insufficient space to comment, attach notes to this report.

Basis of accounts preparation

If this report is a half yearly report, it is a general purpose financial report prepared in accordance with the listing rules and AASB 1029: Half-Year Accounts and Consolidated Accounts. It should be read in conjunction with the last +annual report and any announcements to the market made by the entity during the period. [Delete if preliminary final statement.]

Material factors affecting the revenues and expenses of the economic entity for the current period

+ See chapter 19 for defined terms.

Nil

A description of each event since the end of the current period which has had a material effect and is not related to matters already reported, with financial effect quantified (if possible)

The Company has proceeded the settlement of the acquisition of Sam's on Suttons as of 1 February 2002, by issuing 230,001 ordinary shares @ $1 per share to Suttons Beach Enterprises Pty Ltd.

Franking credits available and prospects for paying fully or partly franked dividends for at least the next year

1) Franking credit is nil as of 31/12/2001 2) The Company has declared an interim dividend of 3 cents per share fully franked, which will be payable in July 2002.

Changes in accounting policies since the last annual report are disclosed as follows.
(Disclose changes in the half yearly report in accordance with AASB 1029: Half-Year Accounts and Consolidated Accounts. Disclose changes in the preliminary final report in accordance with AASB 1001: Accounting Policies-Disclosure.)

Nil

Additional disclosure for trusts

19.1	Number of units held by the management company or responsible entity or their related parties.	

+ See chapter 19 for defined terms.

19.2	A statement of the fees and commissions payable to the management company or responsible entity. Identify: • initial service charges • management fees • other fees	

Annual meeting

(Preliminary final report only)

The annual meeting will be held as follows:

Place	
Date	
Time	
Approximate date the +annual report will be available	

Compliance statement

1 This report has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act or other standards acceptable to ASX (see note 12).

Identify other standards used	

2 This report, and the +accounts upon which the report is based (if separate), use the same accounting policies.

3 This report does/does not* *(delete one)* give a true and fair view of the matters disclosed (see note 2).

4 This report is based on +accounts to which one of the following applies.

(Tick one)

[ ]	The +accounts have been audited.	[✓]	The +accounts have been subject to review.
[ ]	The +accounts are in the process of being audited or subject to review.	[ ]	The +accounts have *not* yet been audited or reviewed.

5 If the audit report or review by the auditor is not attached, details of any qualifications are attached/will follow immediately they are available* *(delete one)*. *(Half yearly*

+ See chapter 19 for defined terms.

report only - the audit report or review by the auditor must be attached to this report if this report is to satisfy the requirements of the Corporations Act.)

6 The entity has/does not have* *(delete one)* a formally constituted audit committee.

Sign here: .... Date: ....
(Company Secretary)

Print name: Ken Situ
....

Notes

1. **For announcement to the market** The percentage changes referred to in this section are the percentage changes calculated by comparing the current period's figures with those for the previous corresponding period. Do not show percentage changes if the change is from profit to loss or loss to profit, but still show whether the change was up or down. If changes in accounting policies or procedures have had a material effect on reported figures, do not show either directional or percentage changes in profits. Explain the reason for the omissions in the note at the end of the announcement section.

2. **True and fair view** If this report does not give a true and fair view of a matter (for example, because compliance with an Accounting Standard is required) the entity must attach a note providing additional information and explanations to give a true and fair view.

3. **Consolidated profit and loss account**

Item 1.1 The definition of "revenue" and an explanation of "ordinary activities" are set out in *AASB 1004: Revenue*, and *AASB 1018: Statement of financial performance.*

Item 1.6 This item refers to the total tax attributable to the amount shown in item 1.5. Tax includes income tax and capital gains tax (if any) but excludes taxes treated as expenses from ordinary activities (eg, fringe benefits tax).

4. **Income tax** If the amount provided for income tax in this report differs (or would differ but for compensatory items) by more than 15% from the amount of income tax *prima facie* payable on the profit before tax, the entity must explain in a note the major items responsible for the difference and their amounts.

5. **Consolidated balance sheet**

Format The format of the consolidated balance sheet should be followed as closely as possible. However, additional items may be added if greater clarity of exposition will be achieved, provided the disclosure still meets the requirements of *AASB 1029: Half-Year Accounts and Consolidated Accounts,* and *AASB 1040: Statement of Financial Position.* Banking institutions, trusts and financial institutions identified in an ASIC Class Order dated 2 September 1997 may substitute a clear liquidity ranking for the Current/Non-Current classification.

+ See chapter 19 for defined terms.

Basis of revaluation If there has been a material revaluation of non-current assets (including investments) since the last +annual report, the entity must describe the basis of revaluation adopted. The description must meet the requirements of *AASB 1010: Accounting for the Revaluation of Non-Current Assets*. If the entity has adopted a procedure of regular revaluation, the basis for which has been disclosed and has not changed, no additional disclosure is required. Trusts should also note paragraph 10 of *AASB 1029* and paragraph 11 of *AASB 1030: Application of Accounting Standards etc.*

6. **Consolidated statement of cash flows** For definitions of "cash" and other terms used in this report see *AASB 1026: Statement of Cash Flows*. Entities should follow the form as closely as possible, but variations are permitted if the directors (in the case of a trust, the management company) believe that this presentation is inappropriate. However, the presentation adopted must meet the requirements of *AASB 1026*. +Mining exploration entities may use the form of cash flow statement in Appendix 5B.

7. **Net tangible asset backing** Net tangible assets are determined by deducting from total tangible assets all claims on those assets ranking ahead of the +ordinary securities (ie, all liabilities, preference shares, outside +equity interests etc). +Mining entities are *not* required to state a net tangible asset backing per +ordinary security.

8. **Gain and loss of control over entities** The gain or loss must be disclosed if it has a material effect on the +accounts. Details must include the contribution for each gain or loss that increased or decreased the entity's consolidated profit (loss) from ordinary activities and extraordinary items after tax by more than 5% compared to the previous corresponding period.

9. **Rounding of figures** This report anticipates that the information required is given to the nearest $1,000. However, an entity may report exact figures, if the $A'000 headings are amended. If an entity qualifies under ASIC Class Order 98/0100 dated 10 July 1998, it may report to the nearest million dollars, or to the nearest $100,000, if the $A'000 headings are amended.

10. **Comparative figures** Comparative figures are the unadjusted figures from the previous corresponding period. However, if there is a lack of comparability, a note explaining the position should be attached.

11. **Additional information** An entity may disclose additional information about any matter, and must do so if the information is material to an understanding of the reports. The information may be an expansion of the material contained in this report, or contained in a note attached to the report. The requirement under the listing rules for an entity to complete this report does not prevent the entity issuing reports more frequently. Additional material lodged with the +ASIC under the Corporations Act must also be given to ASX. For example, a directors' report and declaration, if lodged with the +ASIC, must be given to ASX.

12. **Accounting Standards** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if one) must be complied with.

13. **Corporations Act financial statements** As at 1/7/96, this report may be able to be used by an entity required to comply with the Corporations Act as part of its half-year financial statements if prepared in accordance with Australian Accounting Standards.

+ See chapter 19 for defined terms.

14. **Issued and quoted securities** The issue price and amount paid up is not required in items 18.1 and 18.3 for fully paid securities.

15. **Relevant Items** AASB 1018 requires the separate disclosure of specific revenues and expenses which are not extraordinary but which are of a size, nature or incidence that disclosure is *relevant* in explaining the financial performance of the reporting entity. the term "relevance" is defined in AASB 1018. For foreign entities, there are similar requirements in other accounting standards normally accepted by ASX.

16. **$ Dollars** If reporting is not in A$, all references to $A must be changed to the reporting currency. If reporting is not in thousands of dollars, all references to "000" must be changed to the reporting value.

+ See chapter 19 for defined terms.

ATTACHMENT

BACKGROUND INFORMATION

During the reporting period, Sam's Seafood Holdings limited completed an initial public offering. A total of $3,000,000 was raised by the issue of 3,000,000 shares at $1 per share pursuant to the Prospectus.

In the Prospectus lodged with ASIC dated 30 October 2001, it outlined the following transactions concerning the activities leading towards the initial public offering:

The allotment of 19,943,000 ordinary shares to Vendor Shareholders at $0.80 each in satisfaction of the payment of $15,954,400 being the net of:

- an Independent Valuation of $19,300,000 for the Sam's Seafood business (Sam's Seafood Hamilton & Sam's Seafood Redcliffe), including land and buildings at 164 Lavarack Avenue, Eagle Farm, and 32-38 Portwood Street, Redcliffe and plant and equipment associated with the operations;
- $2,123,664 for working capital assets, and
- the assumption of liabilities totaling $5,469,264;
- the allotment of 3,000,000 ordinary shares to the public at $1 each;

Following the completion of the initial public offering, there are a total of 22,943,100 shares on issue.

The proceeds of the issue and existing cash resources were used to provide further working capital for existing activities and future expansion and pay costs associated with the float, and stamp duty and registration fees associated with the Group restructure that was implemented for the float.

Total costs of the capital raising were $465,454.

SEGMENTS

Sam's Seafood Group operates in the following areas:

- commercial fishing operations
- wholesaling and distribution of fish and associated product throughout south-east Queensland and delivery of product using its own fleet of modern refrigerated vehicles
- wholesaling and distribution of consumables and packaging materials to about 70% of all "fish and chip" style shops throughout Brisbane and surrounding areas
- retailing fresh and frozen seafood from two locations at Hamilton and Redcliffe
- processing seafood for sale to supermarket chains and other retail outlets; and
- exporting seafood product to North America, Asia Pacific Region and Europe.

The above areas represent one business segment being the sales of seafood and its associated products.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity:	**Sam's Seafood Holdings Limited**
ABN:	**45 098 448 269**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Mr. Grahame Denovan
Date of last notice	3 January 2002

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Indirect Interest
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Director's Personal Superannuation Fund
Date of change	20 February 2002
No. of securities held prior to change	25,000
Class	Ordinary Shares
Number acquired	2,500
Number disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$5,125
No. of securities held after change	27,500
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-Market Trade

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity: Sam's Seafood Holdings Limited
ABN: 45 098 448 269

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Mr. Richard Abel
Date of appointment	17 October 2001

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Number & class of securities

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	**Number & class of Securities**
Mrs. Melissa Margaret Abel **(Director's Spouse)**	50,000 Ordinary Shares

Part 3 – Director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity: Sam's Seafood Holdings Limited
ABN: 45 098 448 269

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Mr. Nicoholas Spiro Noutsatos
Date of appointment	17 October 2001

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Number & class of securities
7,760,040 Ordinary Shares 02 APR -4 AM 8: 1'

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	**Number & class of Securities**
Mrs. Tania Maree Noutsatos **(Director's Spouse)**	5,820,030 Ordinary Shares

Part 3 – Director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity: Sam's Seafood Holdings Limited
ABN: 45 098 448 269

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Mr. Nicoholas Spiro Noutsatos
Date of appointment	17 October 2001

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Number & class of securities
7,760,040 Ordinary Shares

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	**Number & class of Securities**

Part 3 – Director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity: Sam's Seafood Holdings Limited
ABN: 45 098 448 269

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Mr. Grahame Denovan
Date of appointment	17 October 2001

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Number & class of securities

02 APR -4 AM 8:1

Part 2 – Director's relevant interests in [illegible] ector is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	**Number & class of Securities**
Mrs. Susan Beatrice Wake **(Director's Spouse)**	25,000 Ordinary Shares

Part 3 – Director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity: Sam's Seafood Holdings Limited
ABN: 45 098 448 269

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Mr. William George Mattews
Date of appointment	17 October 2001

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Number & class of securities
15,000 Ordinary Shares

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	**Number & class of Securities**
Mrs. Barbara Fay Matthews **(Director's Spouse)**	10,000 Ordinary Shares

Part 3 – Director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity: Sam's Seafood Holdings Limited
ABN: 45 098 448 269

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Mr. Adrian Charles Vos
Date of appointment	17 October 2001

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Number & class of securities
300,000 Ordinary Shares

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	**Number & class of Securities**
Adrian Charles Vos + Albert Teunis Vos Super Fund **(Beneficially Held Shares)**	5,000 Ordinary Shares

Part 3 – Director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

SAM'S SEAFOOD HOLDINGS LIMITED

15 Hercules Street, Hamilton, Qld 4116
PO Box 393, Brisbane 4007
Phone: 07 3633 4700, Fax: 07 3268 5231
ABN: 45 098 448 269
E-Mail: info@sams.com.au

4 January 2001

The Australian Stock Exchange Limited
Company Announcement Office
Facsimile No: 1300 300 021

ANNOUNCEMENT TO THE MARKET

ESTABLISHMENT OF SEAFOOD EXPORT ALLIANCE

The management of Sam's Seafood Holdings Limited ("the Company") is pleased to announce that the Company has successfully negotiated a strategic alliance with a well-recognised international seafood trading company, to explore the opportunities to export Sam's Seafood's products to overseas markets, including countries such as China, Japan, Hong Kong, Singapore and Taiwan.

The newly established export department within the Company has already shipped its first orders of scallops to Hong Kong and Singapore since the Company was officially listed on the Australian Stock Exchange in late December 2001.

Although this newly established arm of the Company is in its infancy stage, the senior management believes that it will contribute significant revenue opportunities, over and above the existing revenue sources derived from the domestic market, to the trading operations in 2002/2003 financial year.

Ken Situ
Company Secretary

SAM'S SEAFOOD HOLDINGS LIMITED
15 Hercules Street, Hamilton, Qld 4116
PO Box 393, Brisbane 4007
Phone: 07 3633 4700, Fax: 07 3268 5231
ABN: 45 098 448 269
E-Mail: info@sams.com.au

7 January 2002

The Australian Stock Exchange Limited
Company Announcement Office
Facsimile No: 1300 300 021

ANNOUNCEMENT TO THE MARKET

RECORD SALES FOR CHRISTMAS TRADING PERIOD

The management of Sam's Seafood Holdings Limited ("the Company") is pleased to announce that the Company has achieved record sales figures from the retail and distribution departments during the Christmas trading period. The percentage of growth recorded for these two departments are approximately 30% and 15% respectively compared with previous year's results during the same period.

In addition to the excellent trading results, our Chief Executive Officer, Mr. Nick Noutsatos, is very confident that the first six months financial figures will meet with the performance forecast disclosed in the Prospectus.

The financial data for the first six months of trading is scheduled to be released by the end of February 2002.

Ken Situ
Company Secretary

WHOLESALERS, RETAILERS, EXPORTERS & PROCESSORS OF FRESH & FROZEN SEAFOOD

SAM'S

SEAFOOD

PRESS RELEASE January 7, 2002

Christmas retail sales surge 30 percent

Sam's Seafood Holdings Ltd said on Monday Christmas retail sales had surged 30 percent to clock up the best result ever for the end-of-year trading period.

Chief executive Nick Noutsatos said the strong retail sales through Sam's Seafood shop and restaurant in Queensland was coupled with a 15 percent increase in the distribution and wholesaling unit during December.

"Sales were boosted because of the number of people who holidayed at home this year, with the last two weeks in December pushing sales to an all-time high," Mr Noutsatos said.

"There was also a rush in our wholesaling division, with a marked increase in demand from local restaurants and clubs."

Mr Noutsatos said the company's export profile would also be lifted in the coming months, following an agreement with a well-recognised international company to export Australian seafood to China, Japan, Hong Kong, Taiwan and Singapore.

"The business is continuing to expand, both at home and internationally and we see this trend continuing," he said.

"Our retail sales are up 30 percent, our export program is set to grow throughout Asia and we are very happy with the progress of the company.

"The management is very confident we will meet forecasts outlined in the prospectus."

The company reported net profit of $1.3 million on reven... on in financial 2001. Sam's Seafood forecasts net ... $1.58 million on revenues of $33.69 mil... .

ENDS

Further inform

SAM'S SEAFOOD HOLDINGS LIMITED

15 Hercules Street, Hamilton, Qld 4116
PO Box 393, Brisbane 4007
Phone: 07 3633 4700, Fax: 07 3268 5231
ABN: 45 098 448 269
E-Mail: info@sams.com.au

19 January 2002

The Australian Stock Exchange Limited
Company Announcement Office
Facsimile No: 1300 300 021

ANNOUNCEMENT TO THE MARKET

CHANGE IN SUBSTANTIAL HOLDING

Shirley Isobel Noutsatos decreased her relevant interest in Sam's Seafood Holdings Limited on 18/01/2002, from 3,880,020 ordinary shares (16.91%) to 3,598,685 ordinary shares (15.69%).

Ken Situ
Company Secretary

SAM'S SEAFOOD HOLDINGS LIMITED
15 Hercules Street, Hamilton, Qld 4116
PO Box 393, Brisbane 4007
Phone: 07 3633 4700, Fax: 07 3268 5231
ABN: 45 098 448 269
E-Mail: info@sams.com.au

23 January 2002

The Australian Stock Exchang
Company Announcement Offic
Facsimile No: 1300 300 021

ANNOUNCEMENT TO THE MARKET

BUSINESS ACQUISITION

The Board of Directors of Sam's Seafood Holdings Limited ("the Company") is pleased to announce that the Company has entered into a Share Sale Deed to acquire one of Sam's Seafood's major competitors in the seafood and dry goods distribution business, Seaborn Seafood, which is currently owned by Crupet Holdings Pty Ltd and Macro Enterprises Pty Ltd. The completion of the acquisition is subject to the due diligence process that is to be completed on or before [insert date].

The purchase price for the acquisition is made up of the following:

1) $1.2 million for goodwill;
2) $75,000 for plant and equipment; and
3) the net worth of stock plus debtors less creditors on the changeover date.

This consideration will be met by 50% of the final acquisition price in cash and 50% in ordinary shares in the capital of the Company at $1 per share. The shares will be allocated out of the holdings of the Vendor Shareholders (namely Nick Noutsatos, Tania Noutsatos, Shirley Noutsatos and Kristina Georges) on account of outstanding loans with the Company.

The current shareholders of Crupet holdings Pty Ltd and Marco Enterprises Pty Ltd have agreed

The directors and management are very excited with the prospects of incorporating Seaborn Seafood's business into Sam's seafood Group, which will not only deliver at least 30% growth to the synergy in terms of sales revenue and the bottom line in the coming financial year (Seaborn Seafood's current turnover and profit before income tax is around $12 million and $600,000 respectively), it will also add enormous amount of value to the business by introducing a very dedicated, experienced and enthusiastic team led by its operator, Mr. Marco Berta, to Sam's Seafood's existing team.

SHARE PLACEMENT

For the purposes of strengthening the existing balance sheet, providing more working capital and funds for future acquisition to the business, the Board of Directors of Sam's Seafood has approved to raise $1,888,000 through placing 1.6 million shares a group of sophisticated professional investors at a price of $1.18 per share. The share placement will be finalised by the 7 February 2002.

Ken Situ
Company Secretary

WHOLESALERS, RETAILERS, EXPORTERS & PROCESSORS OF FRESH & FROZEN SEAFOOD

SAM'S

SEAFOOD

PRESS RELEASE February 1, 2002

SAM'S NETS EXPORT DEAL TO UNITED STATES

Sam's Seafood Holdings Ltd said on Friday it had snared contracts to export Australian seafood into the lucrative North American market, boosting revenue by 30 percent in the 2003 financial year.

Chairman Grahame Denovan said contracts to the U.S. and Canada, along with export markets in the Asia Pacific region, should add A$10 million to Sam's Seafood revenue next year.

"We now have a toehold into the U.S. where Australian seafood is prized for being clean and green, and we see enormous potential to capture a larger slice of that market," Mr Denovan said.

Mr Denovan said Sam's Seafood newly established export unit was already servicing Hong Kong, Taiwan, China and Singapore with a range of fresh seafood and ongoing contracts.

He said exports to the United States would begin in mid February, with a shipment of fresh fish and would be backed by ongoing orders for sand crabs, mud crabs, lobsters, prawns and fish sourced from tropical Queensland.

"We've got some of the best seafood in the world here; everyone in the States wants to throw an Aussie prawn on their barbie," he said.

Mr Denovan said the company's fast-growing export unit, was part of Sam's Seafood overall aggressive growth model.

"There are just so many opportunities out there, to export top quality Australian seafood throughout Asia and North America," he said.

"It's a very exciting time for our company and means we are well on the way to becoming a global seafood pl

Mr Denovan said Sam's Seafood had appointed two sales managers bringing combined experience of 34 years in establishing international seafood export markets.

"Ian Singer, with his extensive contacts in the U.S. and Canada, will head up the North America division, while Jacky Lien will concentrate on growing Asia Pacific exports," he said.

"It is certainly a coupe for us to have Mr Singer and Mr Lien onboard to mould our export division into a central part of the high growth strategy Sam's is pursuing."

Mr Denovan said Sam's Seafood was on track to meet its expected 20 percent increase in net earnings to A$1.582 million on revenue of A$33.69 million for the financial year to June 30, 2002.

"While the export drive will certainly help in achieving better than budget figures for the current year, the real benefit will show up in next year's results," he said.

"We expect the $10 million of export sales will continue to rise along with expected organic growth in the domestic retail and distribution divisions.

"Sam's Seafood has access to a wide range of excellent seafood product which should maximise their great appeal both here in Australia and overseas."

Sam's Seafood listed on the Australian Stock Exchange in December 2001, with the public offer representing about 34.5 percent of the 17-year-old company.

For further information -

Grahame Denovan
Chairman, Sam's Seafood
07 5451 7325
0418 212 474

Released through -

Starlink Media Pty Ltd
Diana Taylor
07 3876 4433
0408 639 130
diana@starlinkmedia.com.au

SAM'S SEAFOOD HOLDINGS LIMITED
15 Hercules Street, Hamilton, Qld 4116
PO Box 393, Brisbane 4007
Phone: 07 3633 4700, Fax: 07 3268 5231
ABN: 45 098 448 269
E-Mail: info@sams.com.au

1 February 2002

The Australian Stock Exchange Limited
Company Announcement Office
Facsimile No: 1300 300 021

ANNOUNCEMENT TO THE MARKET

EXECUTIVE APPOINTMENT AND EXPORT MARKET EXPANSION

The management of Sam's Seafood Holdings Limited ("the Company") is pleased to announce that the Company has appointed Mr. Ian Singer to be the Export Sales Manager to the North American Region, especially to USA and Canada.

Mr. Singer possesses over 13 years experience with a proven successful track record in the seafood industry accumulated through his previous roles with a number of the biggest seafood companies based in USA. He was the Manager of Pacific Northwest Region for Ocean to Ocean Seafood Sales Inc. before migrating to Australia. He specialises in promotion and marketing of seafood products to retail super market chains, restaurants, distributors and food services companies.

With the readily accessible network in the seafood trade in the North American Region, Mr. Singer aims to organise the first shipment of fresh seafood products to the customers based in USA by the middle of February 2002 and ongoing orders are anticipated to be placed by the customers from USA and Canada every week afterward.

By partnering with the Export Sales Manager – Asia Pacific Region, Mr. Jacky Lien, who has had over 20 years extensive experience in export market development and trading in the seafood industry, the management is very confident that the new revenue growth to be generated by the newly established export department will be around 30% in next financial year, in addition to the organic growth to be derived from the domestic distribution and other businesses.

Ken Situ

SAM'S SEAFOOD HOLDINGS LIMITED
15 Hercules Street, Hamilton, Qld 4116
PO Box 393, Brisbane 4007
Phone: 07 3633 4700, Fax: 07 3268 5231
ABN: 45 098 448 269
E-Mail: info@sams.com.au

11 February 2002

The Australian Stock Exchange Limited
Company Announcement Office
Facsimile No: 1300 300 021

ANNOUNCEMENT TO THE MARKET

SETTLEMENT OF ACQUISITION AND APPENDIX 3B

The management of Sam's Seafood Holdings Limited ("the Company") is pleased to announce that the Company has proceeded the settlement of the acquisition of Sam's on Suttons with an effective date of 1 February 2002. Details of this transaction were outlined in Section 9.4 (Sam's on Suttons Acquisition Agreement) of the Prospectus.

Attached is the Appendix 3B for application for quotation of additional securities of 230,001 ordinary shares to be issued to Suttons Beach Enterprises Pty Ltd by Sam's Seafood Holdings Limited.

Ken Situ
Company Secretary

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001.

Name of entity

Sam's Seafood Holdings Limited

ABN

45 098 448 269

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	230,001
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Allotment of 230,001 ordinary shares at $1.00 each

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	$1 per share as being pursuant to the Share Sale Agreement dated 25 October 2001.
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	As outlined in the Prospectus, the purpose of the issue is for the acquisition of net assets of Sam's Seafood Lifestyles Limited (an entity which is a wholly owned and controlled entity of Suttons Beach Enterprises Pty Ltd).
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	1 February 2002

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	23,173,001	Ordinary Shares

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
Nil	

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)

The Dividend Policy remains the same as Set out in page 5 of the Prospectus dated 30 October 2001.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	

21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	

40 Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:

- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

(now go to 43)

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☐ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under section 737 or 738 of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: ....
(Company secretary)

Print name: Ken Situ
....

== == == == ==

SAM'S SEAFOOD HOLDINGS LIMITED
15 Hercules Street, Hamilton, Qld 4116
PO Box 393, Brisbane 4007
Phone: 07 3633 4700, Fax: 07 3268 5231
ABN: 45 098 448 269
E-Mail: info@sams.com.au

11 February 2002

Ms. Melissa Grundy
Australian Stock Exchange
Level 5, Riverside Centre
123 Eagle Street
Brisbane, Qld 4000

Facsimile: 3832 4114

RESPONSE TO ASX PRICE QUERY

We refer to your Price Query in relation to the change in the price of the Company's securities from $1.56 on 5 February 2002 to $2.69 on 8 February 2002. In response to each of the issues raised in your facsimile, we now advise as follows:

1. The Company is not aware of any information concerning it that has not been announced which, if known, could be an explanation for recent trading in the securities of the Company.

2. In light of the Company's response to Item 1, this item would not be applicable.

3. There is no reason to think that there may be a substantial change in the operating profit before abnormal items and income tax so that the figure for the financial year ended June 2002 would vary from the estimate provided to the market in the Company's announcement of 1 February 2002. In that announcement, the Company estimated that it would benefit significantly from the newly established export department for the financial year ended June 2003.

4. There is no reason to think that the Company may record any material abnormal or extraordinary profit for the financial year ended June 2002. As mentioned in the press release of 1 February 2002, the Company was on track to meet its expected 20 percent increase in net earnings to A$1.582 million on revenue of A$33.69 million for the financial year to June 30, 2002.

5. Save for the comments set out above, there is no any other explanation that the Company may have for the price change and increase in volume in the securities of the Company.

6. The Company confirms that it is in compliance with ASX Listing Rules and, in particular, Listing Rules 3.1 (immediately notification of material information)

Ken Situ

PRESS RELEASE 1 March, 2002

Sam's Seafood on track for 20 % increase in full year NPAT

Sam's Seafood Holdings Ltd on Friday said it was on track for a 20 percent increase in net profit this financial year, after reporting a maiden interim net profit of $718,000 for the half year to 31 December 2001.

The interim result struck on revenue of $14.7 million, resulted in profit before amortization of goodwill and income tax of $1.6 million.

Chairman Grahame Denovan said the result reflected strong business performance across all operating divisions.

"Sam's is a high growth, dynamic business, with plans well advanced for the next stages of expansion," he said.

"The result shows we are on track to meet our prospectus forecasts of a 20 percent increase in net profit."

Mr Denovan said Sam's Seafood, expected the second half to show increased revenues and profits due to increased trade in seasonal products such as prawns.

The company was also set to benefit from the restaurant business, Sam's on Suttons, which was rolled into Sam's Seafoods Holdings on February 1.

Sam's Seafoods will now pay shareholders a fully franked 3 cents per share interim dividend, an increase of 20% on the forecast partly franked interim dividend of 2.5 cents per share.

The date for dividend entitlement is 13 May, with the dividend to be paid on 1 July.

Mr Denovan said the new export unit would bring another income stream to the business, as well as a strong platform for growth into other international markets.

"Our export team is currently travelling to the United States, UK, Europe and Asia to set up strategic alliances with some major chains, and we expect this will considerably boost next year's results," he said.

Sam's Seafood Holdings listed on the Australian Stock Exchange on December 21, 2001 at $1.00 a share, compared to a share price of $2.49 on Thursday.

The company's market capitalization is $57.7 million.

<ENDS>

Grahame Denovan, Chairman
Sam's Seafood Holdings Limited
07 5451 7325
0418 212 474

Released through –
Starlink Media Pty Ltd
Diana Taylor
0408 639 130

SAM'S SEAFOOD HOLDINGS LIMITED
15 Hercules Street, Hamilton, Qld 4116
PO Box 393, Brisbane 4007
Phone: 07 3633 4700, Fax: 07 3268 5231
ABN: 45 098 448 269
E-Mail: info@sams.com.au

22 March 2002

The Australian Stock Exchange Limited
Company Announcement Office
Facsimile No: 1300 300 021

ANNOUNCEMENT TO THE MARKET

ADR PROGRAM FOR SAM'S SEAFOOD SHARES

The Board of Directors of Sam's Seafood Holdings Limited ("the Company") is please to announce that

Ken Situ
Company Secretary

WHOLESALERS, RETAILERS, EXPORTERS & PROCESSORS OF FRESH & FROZEN SEAFOOD

SAM'S

SEAFOOD

PRESS RELEASE 22 March 2002

Sam's Seafood goes fishing for U.S. investors

Sam's Seafood Holdings Ltd said on Friday its shares would be trading in the United States as American Depositary Receipts in about seven weeks.

Chairman Grahame Denovan said Sam's had engaged the Bank of New York to organise and promote the company's shares to be traded over-the-counter (OTC) in the U.S. financial market.

Mr Denovan said the Level-1 Depositary Receipt program was a low cost entry into the US financial marketplace allowing Sam's to diversify its investor base.

He said the ADR program would be launched as Sam's heats up its push to export 'clean and green' Australian seafood into the United States.

"The ADR program gives us a new shareholders base in the U.S. and will help us to win export contracts over there," Mr Denovan said.

"This commitment is just part of Sam's Seafood delivering on its high growth strategy."

Mr Denovan said Sam's had strategic alliances with three of the most prominent seafood companies in the United States, to promote Sam's Seafood products in their supermarket and restaurant chains.

"These companies distribution chains cover the Northwest, West and Eastern areas of the United States," he said.

"We are going to promote Sam's Seafood as a listed company to American retail investors through our products.

"The packaging materials will be designed to include an ADR sticker and a story about Sam's Seafood to be profiled directly into the local U.S. market through three major American seafood companies."

Mr Denovan said a recent global export development trip by chief executive Nick Noutsatos had been very successful, in the U.S., the United Kingdom and in Europe.

"The U.S. already imports more than US$4 billion worth of prawns each year, and it still cannot keep up with demand.

"There is seemingly unlimited potential for Sam's to export into the U.S, with customers wanting high quality seafood from the clean and unpolluted waters of the Great Barrier Reef.

"There is a lot of interest in our unique Australian seafood products such banana prawns and endeavour prawns, and barramundi and coral trout."

Mr Denovan said Sam's saw enormous potential to capture a slice of the international market, with exports in the U.S. set to boost revenue by A$10 million in financial 2003.

Sam's Seafood listed on the Australian Stock Exchange on December 21, 2001 and has a market capitalisation of $57.7 million.

The company expects a 20 percent increase in net earnings to A$1.582 million on revenue of A$33.69 million for the financial year to June 30, 2002.

ENDS

For further information -
Grahame Denovan
0418 212 474

Released through -
Starlink Media
Diana Taylor
(07) 3876 4433
(0408) 639 130

SAM'S SEAFOOD HOLDINGS LIMITED

15 Hercules Street, Hamilton, Qld 4116
PO Box 393, Brisbane 4007
Phone: 07 3633 4700, Fax: 07 3268 5231
ABN: 45 098 448 269
E-Mail: info@sams.com.au

22 March 2002

The Australian Stock Exchange Limited
Company Announcement Office
Facsimile No: 1300 300 021

ANNOUNCEMENT TO THE MARKET

ADR PROGRAM

The Board of Directors of Sam's Seafood Holdings Limited ("the Company") is pleased to announce that it has entered into an agreement to appoint The Bank of New York as the Company's Depositary, to organise and promote Sam's Seafood shares to be traded in the US market place, through the American Depositary Receipts ('ADR') program. After an initial approach by The Bank of New York, the Company's Managing Director – Mr. Nick Noutsatos, on his current global export development trip, met with Vice President Jennifer Monaco and Assistant Treasurer Thomas Divivo and successfully negotiated a plan for Sam's Seafood to enter the U.S. equity market. The timeline for the finalisation of this process will take approximately 7 weeks.

At this stage, the Company is planning to commit to a sponsored Level-1 ADR program, which will allow the Sam's Depositary Receipts to be traded in the U.S. over-the-counter (OTC) market without having to comply with U.S. Generally Accepted Accounting Principles (GAAP) or full Securities and Exchange Commission (SEC) Disclosure.

ADRs are commonly used to offer U.S. investors a facility to invest in foreign companies not listed in the USA. The ADR is a negotiable certificate that can be traded in the U.S. An ADR is created when a broker purchases the Company's shares on the home stock market and delivers those to the depositary's local custodian bank. The custodian then instructs the depositary bank, such as The Bank of New York, to issue Depositary Receipts to the investor. Depositary Receipts trade as freely as any other security. They are priced and quoted in U.S. dollars and traded on the over-the-counter market and settled according to U.S. standards.

A Sponsored Level-1 Depositary Receipt Program is the simplest method for non-U.S. companies to access the U.S. capital markets. This program typically enables the non-U.S. company to:

- Enlarge the market for its share through a broadened and more diversified exposure.
- Enhance the image and understanding of the Company's products and services in the U.S marketplace.
- Develop a new following for the Company's shares.
- Provide a low cost entry into the U.S financial marketplace.

- Provide the ability to list a U.S. stock exchange (Sponsored Level-II) upon SEC registration or raise capital (Sponsored Level III) at a later date.

ESTABLISHMENT OF US STRATEGIC ALLIANCES

The Company also wishes to announce that it has entered strategic alliances with three (3) prominent seafood companies in U.S.A. to promote a range of boutique styled products from Sam's Seafood to their supermarket and restaurant chains. These companies' distribution chains cover the Northwest, West and East part of the U.S. market.

The Board of directors and management of the Company are very excited about the establishment of relationships with these major U.S. seafood companies with seemingly unlimited potential for the company. As well as the prospect of promoting branded Sam's Seafood products with these major seafood companies, Sam's Seafood will establish its product range and company profile directly into the local U.S. retail segments. The U.S. market already imports over US$4 billion worth of prawns each year and still cannot satisfy local consumer demand.

In addition, the U.S. market is traditionally receptive to the quality seafood products sourced from the clean and green environment of Australian Waters. This should enhance the Company's ability to target the customers who are anxious to procure high quality seafood.

Sam's Seafood has received its initial Letter of Credit and will be exporting its first sea container to the U.S. market in April 2002. The packaging materials will be designed to include an 'ADR' sign and a story about Sam's Seafood. This will help raise market awareness to the Company's profile and enhance its image and understanding of the Company's products in the U.S. marketplace.

Ken Situ
Company Secretary